EARNINGS
RELEASE
4Q25

Record sales volume and further reduction in cash cost.
Leverage reaches 3.2x.

São Paulo, February 10th, 2026. Suzano S.A. (B3: SUZB3 | NYSE: SUZ), one of the world's largest integrated pulp and paper producers, announces today its consolidated results for the fourth quarter of 2025 (4Q25).

HIGHLIGHTS

- Pulp sales of 3,406 thousand tonnes (+4% vs. 4Q24).
- Paper sales[1] of 474 thousand tonnes (+10% vs. 4Q24).
- Adjusted EBITDA[2] and Operating cash generation[3]: R$5.6 billion and R$3.7 billion, respectively.
- Adjusted EBITDA[2]/t from pulp of R$1,409/t (-19% vs. 4Q24).
- Adjusted EBITDA[2]/t from paper of R$1,655/t (-5% vs. 4Q24).
- Average net pulp price in export market: US$538/t (-8% vs. 4Q24).
- Average net paper price[1] of R$6,845/t (-1% vs. 4Q24).
- Pulp cash cost ex-downtimes of R$778/t (-4% vs. 4Q24).
- Leverage of 3.2 times in both US$ and R$.
- Free Cash Flow Yield ("FCF Yield" - LTM) of 16.7% (+1,7 p.p. vs. 4Q24).
- Return on Invested Capital ("ROIC" - LTM) of 11.5% (-1.8 p.p. vs. 4Q24).

Financial Data (R$ million)	4Q25	3Q25	Δ Q-o-Q	4Q24	Δ Y-o-Y	2025	2024	Δ Y-o-Y
Net Revenue	13,114	12,153	8%	14,177	-8%	50,116	47,403	6%
Adjusted EBITDA[2]	5,583	5,200	7%	6,481	-14%	21,736	23,849	-9%
Adjusted EBITDA Margin[2]	43%	43%	— p.p.	46%	-3 p.p.	43%	50%	-7 p.p.
Net Financial Result	(3,411)	1,052	—	(15,556)	-78%	9,762	(28,802)	—
Net Income	116	1,961	-94%	(6,737)	—	13,438	(7,045)	—
Operating Cash Generation[3]	3,667	3,416	7%	4,843	-24%	13,856	16,239	-15%
Net Debt/ Adjusted EBITDA[2] (x) (R$)	3.2 x	3.1 x	0.1 x	3.3 x	-0.1 x	3.2 x	3.3 x	-0.1 x
Net Debt/ Adjusted EBITDA[2] (x) (US$)	3.2 x	3.3 x	-0.1 x	2.9 x	0.3 x	3.2 x	2.9 x	0.3 x

Operational Data ('000 t)	4Q25	3Q25	Δ Q-o-Q	4Q24	Δ Y-o-Y	2025	2024	Δ Y-o-Y
Sales	**3,880**	**3,601**	**8%**	**3,714**	**4%**	**14,202**	**12,300**	**15%**
Pulp	3,406	3,165	8%	3,284	4%	12,490	10,865	15%
Paper[1]	474	436	9%	430	10%	1,712	1,436	19%

(1) Includes the results from the Consumer Goods Unit (tissue) and the performance of the Suzano Packaging US Unit (Pine Bluff and Waynesville).
(2) Excludes non-recurring items.
(3) Considers Adjusted EBITDA less sustaining capex (cash basis).

The consolidated quarterly financial information was prepared in accordance with the standards set by the Securities and Exchange Commission of Brazil (CVM) and the Accounting Pronouncements Committee (CPC) and complies with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The operating and financial information is presented on a consolidated basis and in Brazilian real (R$). Note that figures may present discrepancies due to rounding. CONTENTS EXECUTIVE SUMMARY .............................................................................................................................................................. 3 PULP BUSINESS PERFORMANCE ............................................................................................................................................ 4 PULP SALES VOLUME AND REVENUE .............................................................................................................................. 4 PULP CASH COST ................................................................................................................................................................ 7 PULP SEGMENT EBITDA .................................................................................................................................................... 10 OPERATING CASH GENERATION FROM THE PULP SEGMENT ..................................................................................... 12 PAPER BUSINESS PERFORMANCE .......................................................................................................................................... 12 PAPER SALES VOLUME AND REVENUE ............................................................................................................................ 12 PAPER SEGMENT EBITDA .................................................................................................................................................. 16 OPERATING CASH GENERATION FROM THE PAPER SEGMENT ................................................................................... 17 FINANCIAL PERFORMANCE ..................................................................................................................................................... 18 NET REVENUE ...................................................................................................................................................................... 18 CALENDAR OF SCHEDULED MAINTENANCE DOWNTIMES .......................................................................................... 19 COST OF GOODS SOLD (COGS) ........................................................................................................................................ 19 SELLING EXPENSES ........................................................................................................................................................... 20 GENERAL AND ADMINISTRATIVE EXPENSES ................................................................................................................ 21 OTHER OPERATING INCOME (EXPENSES) ..................................................................................................................... 21 ADJUSTED EBITDA ............................................................................................................................................................ 22 FINANCIAL RESULT ........................................................................................................................................................... 23 DERIVATIVE OPERATIONS ............................................................................................................................................... 24 NET INCOME (LOSS) .......................................................................................................................................................... 27 DEBT ..................................................................................................................................................................................... 28 CAPITAL EXPENDITURE .................................................................................................................................................... 30 OPERATING CASH FLOW ................................................................................................................................................... 31 FREE CASH FLOW ............................................................................................................................................................... 33 ROIC ("RETURN ON INVESTED CAPITAL") ..................................................................................................................... 34 CHANGES IN NET DEBT ..................................................................................................................................................... 34 ESG ....................................................................................................................................................................................... 35 TOTAL OPERATIONAL EXPENDITURE - PULP ................................................................................................................ 35 CAPITAL MARKETS ..................................................................................................................................................................... 35 FIXED INCOME ........................................................................................................................................................................... 37 RATING ......................................................................................................................................................................................... 37 UPCOMING EVENTS ................................................................................................................................................................... 38 APPENDICES ................................................................................................................................................................................ 39 APPENDIX 1 – Operating Data ...................................................................................................................................... 39 APPENDIX 2 – Consolidated Income Statement and Goodwill Amortization .................................................. 41 APPENDIX 3 – Consolidated Balance Sheet ............................................................................................................... 42 APPENDIX 4 – Consolidated Statement of Cash Flow ............................................................................................ 43 APPENDIX 5 – EBITDA ..................................................................................................................................................... 44 APPENDIX 6 – Segmented Income Statement ......................................................................................................... 45 Forward-Looking Statements ....................................................................................................................................... 47 4Q25 EARNINGS RELEASE Page 2 of 47

EXECUTIVE SUMMARY The year 2025 was marked by the ongoing implementation of the Company's strategy, with a focus on strengthening its structural competitiveness, driving disciplined business growth, and further reinforcing its balance sheet. We advanced in competitiveness through key industrial projects, particularly the Ribas do Rio Pardo operation, which, after completing its learning curve in January 2025, has been contributing meaningfully to reducing the cash cost in the pulp segment. Regarding disciplined growth, we highlight the agreement to acquire 51% of the global joint venture with Kimberly-Clark, supporting the international expansion of the tissue business, with closing expected by mid-2026. The paperboard assets acquired in the U.S. at the end of 2024 also progressed as planned, reporting their first positive EBITDA in the second half of 2025. After a long period of uncertainty in international trade flows stemming from U.S. tariff policy, the last quarter of 2025 was marked by the continued recovery in hardwood pulp prices. This improvement reflected a strengthening in market sentiment, supported by seasonal factors and expectations of tighter short-term supply, as well as higher wood prices in China. In this context, the Company’s pulp business delivered improved results in 4Q25, driven by higher sales volumes and an increased average net price, despite the depreciation of the US$ against the average R$. The cash production cost, excluding downtimes, continued its downward trend, reaching its lowest nominal value since 4Q21. This combination of factors led to an increase in adjusted EBITDA from pulp compared to the prior period. In the paper business unit, an increase in adjusted EBITDA was observed, mainly driven by higher sales volume, though this was substantially offset by lower prices in both domestic and international markets. As a result, consolidated adjusted EBITDA amounted to R$5.6 billion in 4Q25, up 7% from 3Q25 and down 14% from 4Q24. Operating cash generation reached R$3.7 billion in the quarter, representing a 7% increase versus 3Q25 and a 24% decrease year-on-year. In 2025, consolidated adjusted EBITDA reached R$21.7 billion, while Operating Cash Generation totaled R$13.9 billion. As for financial management in 4Q25, net debt in US$ stood at US$12.6 billion, a 3% reduction from the previous quarter, resulting in a decrease in US$ leverage to 3.2 times. The foreign exchange hedging policy continued to play its part, with average strikes of Zero Cost Collar operations contracted at 5.83 (put) and 6.73 (call) and notional value of US$6.2 billion. 4Q25 EARNINGS RELEASE Page 3 of 47

PULP BUSINESS PERFORMANCE PULP SALES VOLUME AND REVENUE The fourth quarter of 2025 was marked by the continued recovery in hardwood pulp prices, following a period of significant price deterioration that began in April with the Liberation Day announcement in the United States and extended through August. This upward price trend was supported by an improvement in market sentiment, driven mainly by higher paper production associated with Chinese seasonality, the increase in domestic wood prices in China, and the expected reduction in hardwood pulp supply as a result of the volume of scheduled maintenance downtimes over the coming months. In China, the quarter was characterized by a rise in domestic pulp production costs, resulting from higher local woodchip prices, which supported the successful implementation of price increases in the region. On the demand side, typical seasonal behavior ahead of the Chinese New Year was observed, reflected in port pulp inventories reaching their lowest levels since January 2025, according to SCI. In addition, paper production grew across all segments compared with the third quarter of 2025, with notable increases in paperboard (up 8.4%) and tissue (up 3.5%). On an annual basis, Chinese paper production rose 3.1% in 2025 versus 2024, again led by the paperboard segment, which grew 8.0%, and tissue, which expanded 6.1%. In Europe, according to Utipulp data, hardwood pulp consumption in 4Q25 increased 3.8% quarter-over-quarter and recorded a year-over-year change of -0.8%, while softwood consumption declined 2.0% compared to the previous quarter and by 9.9% year over year. Compared with the prior quarter’s monthly average, data from CEPI (Confederation of European Paper Industries) show that European paper production grew on average in October and November, with packaging papers up 3.5% and printing & writing papers up 6.8%. In North America, the tissue market remained stable, continuing to serve as a relevant driver of pulp demand in the region. On the supply side, the quarter was marked by announcements of unplanned production curtailments for both hardwood and softwood pulp, primarily among European producers, in addition to the announcement of a new dissolving-pulp (swing) production campaign by a major industry player operating in Brazil. These developments contributed to reduced supply and supported announced price increases. Even so, by the end of 2025, a significant portion of global installed capacity continued to operate with inadequate margins due to the mismatch between prevailing production-cost levels— particularly in the Northern Hemisphere—and market prices. Quarterly average PIX/FOEX indices for hardwood pulp rose 6% in China and 4% in Europe compared with 3Q25. During the period, the average PIX price spread between softwood and hardwood pulp stood at US$136/t in China and US$422/t in Europe, continuing to support the substitution of softwood for hardwood. 4Q25 EARNINGS RELEASE Page 4 of 47

4Q25 EARNINGS RELEASE

Suzano's pulp sales increased by 8% compared to the previous quarter, primarily driven by higher volumes shipped to North America, Europe, and Asia. Compared to 4Q24, sales rose by 4%, with notable growth in Europe and North America.


Pulp Sales Volume ('000 t)
+4%
+8%
+15%
3,284
3,165
3,406
10,865
12,490
3,114
3,017
3,252
10,168
11,894
170
148
154
697
597
4Q24
3Q25
4Q25
2024
2025
Export Market
Brazilian Market

Average net price in US$ of pulp sold by Suzano was US$537/t, up 2% from 3Q25 and down 8% from 4Q24. In the export market, average net price charged by the Company was US$538/t representing a 3% increase compared to 3Q25 and an 8% decrease compared to 4Q24. The **average net price in R$** was R$2,897/t in 4Q25, up 1% from 3Q25, driven by the increase in the average net price in US$, partially offset by a 1% depreciation of the average US$ against the average R$. Compared to 4Q24, the 15% reduction was driven by the decrease in the average price in US$ and the 8% depreciation of the average US$ against the average R$.

Page 5 of 47

4Q25 EARNINGS RELEASE



Average Net Price (US$/t)
-8%
+2%
-16%
584
525
537
642
542
4Q24
3Q25
4Q25
2024
2025

Net revenue from pulp sales increased by 9% compared to 3Q25, driven by higher sales volume (+8%) and a higher average net price in US$ (+2%), partially offset by a 1% depreciation of the average US$ against the average R$. Compared to 4Q24, the 12% decline is mainly due to an 8% decrease in the average net price in US$ and an 8% depreciation of the average US$ against the average R$, partially offset by a 4% increase in sales volume.



Pulp Net Revenue (R$ million)
-12%
+9%
+1%
11,196
9,050
9,867
37,593
37,816
10,610
8,618
9,446
35,298
36,029
585
432
420
2,295
1,787
4Q24
3Q25
4Q25
2024
2025
Export Market
Brazilian Market

Page 6 of 47

4Q25 EARNINGS RELEASE

PULP CASH COST


Consolidated Pulp Cash Cost
ex-downtime (R$/t)
-4%
-3%
-1%
807
801
778
828
817
4Q24
3Q25
4Q25
2024
2025


Pulp Cash Cost (R$/t)
-8%
0%
-3%
880
73
807
812
11
801
809
31
778
875
40
7
828
853
37
817
4Q24
3Q25
4Q25
2024
2025
Cash Cost ex-downtimes
Start-up Ribas
Downtimes Effect

Page 7 of 47

4Q25 EARNINGS RELEASE

Cash cost excluding downtimes for 4Q25 was R$778/t, a 3% decrease compared to 3Q25, explained by: i) lower inputs cost due to greater operational stability, mainly due to reduced consumption of oil, lime, and chlorine dioxide, as well as lower prices for energy and chemicals (excluding FX effects), especially for natural gas and caustic soda; ii) reduction in fixed costs driven by lower labor expenses; iii) lower wood costs, mainly explained by a reduced average radius, and lower specific consumption (resulting from improved wood quality); iv) improved utilities performance mainly due to higher volumes of exported energy; and v) the 1% depreciation of the average US$ against the average R$, leading to lower prices in R$, especially for caustic soda and natural gas.

Consolidated Pulp Cash Cost ex-downtime (R$/t)[1]


801
319
340
181
(38)
(4)
(10)
(5)
(2)
(2)
778
314
328
176
(40)
3Q25
Δ Wood
Δ Input
Δ Fixed Cost
Δ Energy
FX
4Q25
Wood
Input
Fixed Cost
Energy
FX

(1) Excludes the impact of maintenance and administrative downtimes.

Cash cost excluding downtimes for 4Q25 decreased by 4% compared to 4Q24, due to: i) lower input costs, explained by reduced consumption, mainly of fuel oil and caustic soda, as a result of the start-up of the Ribas unit and the project to convert lime kilns from fuel oil to natural gas at the Imperatriz and Ribas units. These effects were partially offset by increased natural gas consumption and higher prices (excluding FX effects) for caustic soda; ii) depreciation of the average US$ against the average R$, which particularly benefited input prices such as caustic soda, natural gas and chlorine dioxide. The positive effects on cash cost were partially offset by higher fixed costs, in turn due to higher maintenance expenses during the period and increased labor costs (collective bargaining agreements), in addition to the lower utility results due to the decline in energy spot prices, partially offset by higher export volumes. Wood costs remained stable during the period, as a result of lower diesel prices, a by a reduced average radius, and greater dilution of indirect costs due to higher production volumes at the Ribas unit, mainly offset by increased harvesting costs.

Page 8 of 47

4Q25 EARNINGS RELEASE

Consolidated Pulp Cash Cost ex-downtime (R$/t)¹


807
316
359
174
(42)
0
(18)
2
2
(15)
778
314
328
176
(40)
4Q24
Δ Wood
Δ Input
Δ Fixed Cost
Δ Energy
FX
4Q25
Wood
Input
Fixed Cost
Energy
FX

(1) Excludes the impact of maintenance and administrative downtimes.

The 2025 **cash cost ex-downtime** decreased 1% compared with 2024, driven by: i) lower input costs, explained by reduced consumption—mainly fuel oil and caustic soda—due to the startup of the Ribas unit and the conversion of lime kilns from fuel oil to natural gas at the Imperatriz and Ribas units, as well as lower natural gas consumption, partially offset by higher prices (excluding FX effects) for caustic soda and sulfuric acid; ii) higher utilities results due to the operational performance of the Ribas unit; iii) lower wood costs explained by average radius in the period; and iv) lower fixed costs, driven by greater dilution with the ramp-up of volumes at the Ribas unit, partially offset by higher maintenance expenses. Positive effects on cash cost were partially offset by the depreciation of the average US$ against the average R$ (4%).

Consolidated Pulp Cash Cost ex-downtime (R$/t)¹


828
329
351
183
(35)
(2)
(11)
(2)
(3)
7
817
327
346
181
(38)
2024
Δ Wood
Δ Input
Δ Fixed Cost
Δ Energy
FX
2025
Wood
Input
Fixed Cost
Energy
FX

(1) Excludes the impact of maintenance and administrative downtimes.

Page 9 of 47

4Q25 EARNINGS RELEASE


Cash Cost 4Q25¹
Fixed costs 22%
Other variables 3%
Energy 13%
Chemicals 24%
Wood 38%


Cash Cost 4Q24¹
Fixed costs 20%
Other variables 3%
Energy 14%
Chemicals 26%
Wood 37%

(1) Based on cash cost excluding downtimes. Excludes energy sales.

PULP SEGMENT EBITDA

Pulp Segment	4Q25	3Q25	Δ Q-o-Q	4Q24	Δ Y-o-Y	2025	2024	Δ Y-o-Y
Adjusted EBITDA (R$ million)[1]	4,798	4,462	8%	5,730	-16%	18,892	20,866	-9%
Sales volume (k t)	3,406	3,165	8%	3,284	4%	12,490	10,865	15%
Pulp adjusted[1] EBITDA (R$/t)	1,409	1,410	0%	1,745	-19%	1,513	1,921	-21%

(1) Excludes non-recurring items.

Adjusted EBITDA from pulp was 8% higher than in 3Q25, mainly due to increased sales volume (+8%), a higher average net price in US$ (+2%) and a lower pulp cash cost production excluding downtimes (-3%). These factors were partially offset by increased SG&A expenses, which were mainly driven by higher labor expenses related to variable compensation and restructuring activities related to the Competitiveness Acceleration Program, in addition to the greater impact from scheduled maintenance downtimes. Adjusted EBITDA per tonne remained practically steady due to the same factors, excluding sales volume.

Compared to 4Q24, the 16% decrease in **Adjusted EBITDA from pulp** is attributable to: i) the 8% decline in net average price in US$; and ii) the 8% depreciation of the average US$ against the average R$. These factors were partially offset by a 4% increase in sales volume, lower cash COGS—driven by lower cash production costs and a reduced impact from scheduled maintenance downtimes—and lower SG&A expenses, primarily due to decreased labor expenses related to variable compensation. Adjusted EBITDA per tonne fell 19% due to the same factors, excluding sales volume.

Page 10 of 47

4Q25 EARNINGS RELEASE



Adjusted EBITDA¹ (R$ million) and Adjusted EBITDA Margin (%) from Pulp
51%
49%
49%
56%
50%
5,730
4,462
4,798
20,866
18,892
4Q24
3Q25
4Q25
2024
2025
Adjusted EBITDA Margin
EBITDA Pulp

(1) Excludes non-recurring items.



Pulp Adjusted EBITDA per tonne (R$/t)
-19%
0%
-21%
1,745
1,410
1,409
1,921
1,513
4Q24
3Q25
4Q25
2024
2025

Page 11 of 47

4Q25 EARNINGS RELEASE

suzano

OPERATING CASH GENERATION FROM THE PULP SEGMENT

Pulp Segment (R$ million)	4Q25	3Q25	Δ Q-o-Q	4Q24	Δ Y-o-Y	2025	2024	Δ Y-o-Y
Adjusted EBITDA[1]	4,798	4,462	8%	5,730	-16%	18,892	20,866	-9%
Maintenance Capex[2]	(1,608)	(1,534)	5%	(1,462)	10%	(6,932)	(6,960)	0%
Operating Cash Flow	3,190	2,928	9%	4,268	-25%	11,960	13,906	-14%

(1) Excludes non-recurring items.
(2) Cash basis.

Operating cash generation per tonne in the pulp segment reached R$937/t in 4Q25, a 1% increase compared to 3Q25, due to a reduction in sustaining capex per tonne. Compared to 4Q24, the 28% decrease was driven by a decline in EBITDA per tonne and higher sustaining capex per tonne.

Operating Cash Generation from Pulp per tonne (R$/t)


-28%
+1%
-25%
1,300
925
937
1,280
958
4Q24
3Q25
4Q25
2024
2025

PAPER BUSINESS PERFORMANCE

The following data and analyses incorporate the joint results of the paper and consumer goods (tissue) businesses.

PAPER SALES VOLUME AND REVENUE

According to data published by IBÁ (Brazilian Tree Industry), demand for Printing & Writing paper in Brazil, including imports, increased by 19% in the first two months of 4Q25 compared with the first two months of the previous quarter, and rose 1% year-over-year versus the same period in 4Q24.

Compared with the previous quarter of 2025, the increase in demand reflects higher sales across all Printing & Writing paper categories, in line with the historical seasonality of the editorial and promotional segments. In the year-over-year comparison with 4Q24, demand remained broadly stable, supported by the stronger performance of uncoated papers, while coated papers saw a decline due to the absence of election-related demand in 2025.

Page 12 of 47

In the international markets served by the company, the structural decline in demand combined with excess supply continues to limit performance, particularly in more mature regions. In Europe, market conditions remain challenging due to the imbalance between supply and demand: as despite announced capacity reductions, the region continues to experience significant drops in consumption. In North America, market deterioration was observed during the quarter, reflecting macroeconomic pressures on consumer spending. In Latin America, demand for Printing & Writing papers remained relatively stable, although certain markets showed isolated negative pressures. In the Brazilian paperboard market, demand grew 2% in the first two months of 4Q25 compared with the same period of 3Q25, and also increased 2% year-over-year versus the first two months of 4Q24. The sequential increase reflects the typical seasonality of the segment, driven by retail preparation for year-end sales. The year-over-year growth stems from the gradual recovery of the consumer goods sector, robust expansion in the cosmetics industry, and inventory normalization along the supply chain after months of lower-than-expected volumes. Considering the consolidated addressable market segments (Suzano’s accessible paper markets), total demand in Brazil grew 2% in the first two months of 4Q25 versus the same period of the previous year, according to IBÁ. Suzano’s domestic sales remained nearly stable year-over-year. Exports from the Company’s Brazilian operations increased 23% year over year, while Suzano Packaging’s sales volume in the U.S. increased 40% over the same period, positively impacted by the higher contribution to results in 4Q25 (3 months) versus the 2-month effect recorded in 4Q24 following the acquisition of the new operation. The Paper and Packaging Business Unit continues to advance its strategic pillars, highlighted by the improvement in Suzano Packaging’s operational performance, as well as investments in its innovation portfolio in Brazil. These initiatives leverage existing assets to support packaging applications and single-use plastic substitution. In traditional P&W markets, the company remains focused on enhancing its exclusive go-to-market model to expand its customer base and regional footprint, while strengthening cost competitiveness. With the acquisition of Kimberly-Clark’s tissue business in Brazil, the consumer goods segment has represented a larger share of the paper business results since 3Q23. 4Q25 EARNINGS RELEASE Page 13 of 47

4Q25 EARNINGS RELEASE

Suzano's **paper sales** (printing & writing, paperboard and tissue) in the Brazilian market totaled 297 thousand tonnes in 4Q25, up 19% from the previous quarter, driven by higher sales of printing & writing (uncoated and coated paper) and tissue. Compared to 4Q24, paper sales increased 1%, mainly driven by the increase in coated and tissue products, partially offset by the slight decline in uncoated.

International **paper sales** totaled 178 thousand tonnes, accounting for 37% of total sales volume in 4Q25. The 5% reduction compared to 3Q25 is explained by the reduction in exports in the uncoated segment from operations in Brazil as a result of the allocation strategy across markets and segments, driven by stronger domestic demand. In addition, there was a decline in volumes sold by Suzano Packaging US and in paperboard exports.

The 29% increase over 4Q24 is attributable to the full-quarter consolidation of US operations' sales, whereas in 4Q24, only two months of sales were recognized due to the acquisition schedule, and by the increase in exports in the uncoated segment, offsetting the decrease in Brazilian export volumes (also resulted from the market and segment allocation strategy).

Paper Sales Volume ('000 t)


+10%
+9%
+19%
430
137
293
436
188
248
474
178
297
1,436
432
1,003
1,712
711
1,001
4Q24
3Q25
4Q25
2024
2025
Export Market
Brazilian Market

(1) Includes the consumer goods unit and the Suzano Packaging US Unit.

The **average net price** decreased by 4% compared to the previous quarter, reflecting the reduction of 5% in the domestic market, mainly in the printing & writing and consumer goods segments, and 4% decrease in the international market, also explained primarily by the printing & writing segment. Compared to 4Q24, the 1% reduction was due to the decreases occurred in these same segments, with a particular impact from international market prices in the printing & writing segment, partly explained by the 8% depreciation of the average US$ against the average R$. These effects were partially offset by the increase in the net average price of Suzano Packaging US operations (+12%).

Page 14 of 47

4Q25 EARNINGS RELEASE


Average Net Paper Price (R$/t)¹
-1%
-4%
+5%
6,926
7,118
6,845
6,832
7,186
4Q24
3Q25
4Q25
2024
2025

(1) Includes the consumer goods unit and the Suzano Packaging US Unit.

Net revenue from paper sales amounted to R$3,247 million, up 5% from 3Q25, mainly due to higher sales volume in the domestic market, partially offset by a lower average net price in the domestic and international markets. Compared to 4Q24, net revenue increased 9% due to: i) from the higher contribution of the Suzano Packaging US operations, given that in 4Q24—based on the acquisition schedule—only 2 months of sales were accounted for, compared with the three months recorded in 4Q25, which explains the increase in sales volume (+10%); and ii) from the increase in the net average price of the Suzano Packaging US operations (+12%) due to the renegotiation of commercial contracts. These factors were partially offset by the depreciation of the average US$ vs. the average R$ (–8%).


Paper Revenue (R$ million)¹
+9%
+5%
+25%
2,981
3,103
3,247
9,810
12,300
912
1,242
1,133
2,531
4,837
2,069
1,861
2,114
7,279
7,463
4Q24
3Q25
4Q25
2024
2025
Export Market
Brazilian Market

(1) Includes the consumer goods unit and the Suzano Packaging US Unit.

Page 15 of 47

4Q25 EARNINGS RELEASE

PAPER SEGMENT EBITDA

Paper Segment	4Q25	3Q25	Δ Q-o-Q	4Q24	Δ Y-o-Y	2025	2024	Δ Y-o-Y
Adjusted EBITDA (R$ million)[1]	785	739	6%	751	4%	2,845	2,983	-5%
Sales volume (k t)	474	436	9%	430	10%	1,712	1,436	19%
Paper adjusted[1] EBITDA (R$/t)	1,655	1,694	-2%	1,746	-5%	1,662	2,078	-20%

(1) Excludes non-recurring items.

Adjusted EBITDA from paper increased 6% from 3Q25, mainly due to higher sales volume (+9%), partially offset by lower average net price. Adjusted EBITDA per tonne declined 2% mainly due to lower net prices.

Compared to 4Q24, the 4% increase was primarily driven by: i) lower SG&A expenses (mainly due to the lower provision for variable compensation); ii) higher sales volume (10%); and iii) an incremental price effect due to the Suzano Packaging operation (+12%), as mentioned earlier, resulting from the renegotiation of commercial contracts. These effects were partially offset by higher cash COGS (largely explained by the impact of scheduled maintenance downtimes) and the 8% depreciation of the average US$ against the average R$. **Adjusted EBITDA per tonne** decreased 5% mainly due to the higher cash COGS (+20%) and the 8% depreciation of the average US$ against the average R$, effects partially offset by the higher prices observed in the Suzano Packaging US operation.

Adjusted EBITDA (R$ million) and
Adjusted EBITDA Margin (%) from Paper


25%
24%
24%
30%
23%
751
739
785
2,983
2,845
4Q24
3Q25
4Q25
2024
2025
Adjusted EBITDA Margin
EBITDA Paper

Page 16 of 47

4Q25 EARNINGS RELEASE

Paper Adjusted EBITDA (R$/t)


-5%
-2%
-20%
1,746
1,694
1,655
2,078
1,662
4Q24
3Q25
4Q25
2024
2025

OPERATING CASH GENERATION FROM THE PAPER SEGMENT

Op. Cash Generation - Paper (R$ million)	4Q25	3Q25	Δ Q-o-Q	4Q24	Δ Y-o-Y	2025	2024	Δ Y-o-Y
Adjusted EBITDA[1]	785	739	6%	751	4%	2,845	2,983	-5%
Maintenance Capex[2]	(308)	(251)	23%	(176)	75%	(948)	(650)	46%
Operating Cash Flow	477	488	-2%	575	-17%	1,897	2,334	-19%

(1) Excludes non-recurring items.
(2) Cash basis.

Operating cash generation per tonne in the paper segment was R$1,005/t in 4Q25, decreasing 10% and 25% from 3Q25 and 4T24, respectively, due to an increase in sustaining capex per tonne (+13%) and (+59%) and a reduction in EBITDA per tonne of 2% and 5% compared to 3Q25 and 4Q24, respectively.

Paper Operating Cash Generation per tonne (R$/t)


-25%
-10%
-32%
1,336
1,119
1,005
1,625
1,108
4Q24
3Q25
4Q25
2024
2025

Page 17 of 47

4Q25 EARNINGS RELEASE

FINANCIAL PERFORMANCE

NET REVENUE

Suzano's **net revenue** in 4Q25 was R$13,114 million, 81% of which came from exports (vs. 81% in 3Q25 and 4Q24). Compared to 3Q25, the 8% increase is primarily explained by higher sales volumes of pulp and paper (+8% and +9%, respectively), as well as a higher average net price of pulp in US$ (+2%). These effects were partially offset by the lower average net paper price (-4%) and the 1% depreciation of the average US$ against the average R$.

The 8% decrease in consolidated net revenue in 4Q25 compared to 4Q24 is attributed to an 8% depreciation of the average US$ against the average R$ and an 8% decline in the average net pulp price in US$. These effects were partially offset by the higher pulp and paper sales volume (+4% and +10%, respectively).

Net Revenue[1] (R$ million)



-8%
+8%
+6%
14,177
11,523
2,654
12,153
9,860
2,293
13,114
10,580
2,534
47,403
37,829
9,574
50,116
40,866
9,250
4Q24
3Q25
4Q25
2024
2025
Export Market
Brazilian Market

(1) Does not include Portocel service revenue

Page 18 of 47

4Q25 EARNINGS RELEASE


Net Revenue Breakdown (4Q25)
Other Paper 6%
Paperboard 7%
Printing & Writing 12%
Pulp 75%

CALENDAR OF SCHEDULED MAINTENANCE DOWNTIMES

Mill – Pulp capacity	2024				2025				2026			
	1Q24	2Q24	3Q24	4Q24	1Q25	2Q25	3Q25	4Q25	1Q26	2Q26	3Q26	4Q26
Aracruz - Mill A (ES) – 590 kt		■			No downtime				■			
Aracruz - Mill B (ES) – 830 kt		■						■	No downtime			
Aracruz - Mill C (ES) – 920 kt	No downtime				■						■	
Imperatriz (MA)[1] – 1,650 kt				■	No downtime				■			
Jacareí (SP) – 1,100 kt				■	No downtime					■		
Limeira (SP)[1] – 690 kt			■					■	No downtime			
Mucuri - Mill 1 (BA)[1] – 610 kt	No downtime				■						■	
Mucuri - Mill 2 (BA) – 1,130 kt				■	No downtime					■		
Ribas do Rio Pardo (MS) - 2,550 kt	No downtime				■				■			
Suzano (SP)[1] – 620 kt			■					■	No downtime			
Três Lagoas - Mill 1 (MS) – 1,300 kt	No downtime				■					■		
Três Lagoas - Mill 2 (MS) – 1,950 kt	No downtime				■					■		
Veracel (BA)[2] – 560 kt			■		No downtime				■			

(1) Includes integrated capacities and fluff.
(2) Veracel is a joint operation between Suzano (50%) and Stora Enso (50%) with total annual capacity of 1,120 thousand tonnes.

COST OF GOODS SOLD (COGS)

COGS (R$ million)	4Q25	3Q25	Δ Q-o-Q	4Q24	Δ Y-o-Y	2025	2024	Δ Y-o-Y
COGS	9,098	8,454	8%	8,761	4%	33,890	27,402	24%
(-) Depreciation, depletion and amortization	(2,800)	(2,616)	7%	(2,542)	10%	(10,210)	(8,135)	26%
Cash COGS	6,299	5,838	8%	6,218	1%	23,679	19,267	23%
Sales volume (000' t)	3,880	3,601	8%	3,714	4%	14,202	12,300	15%
Cash COGS/ton (R$/t)	**1,623**	**1,621**	**0%**	**1,674**	**-3%**	**1,667**	**1,566**	**6%**

Page 19 of 47

4Q25 EARNINGS RELEASE

suzano

Cash COGS in 4Q25 totaled R$6,299 million or R$1,623/t. Compared to 3Q25, cash COGS increased by 8%, primarily due to: i) higher sales volumes of pulp and paper; and ii) the greater impact of scheduled maintenance downtimes. These effects were partially offset by: i) reduction in pulp cash cost production; ii) lower logistics costs (mainly due to the absence of the impact from the 10% U.S. tariffs on pulp, which had partially affected 3Q25); and iii) a 1% depreciation of the average US$ against the average R$ on items exposed to foreign currency. On a per-tonne basis, cash COGS remained practically stable due to the same factors, excluding sales volumes.

Compared to 4Q24, **cash COGS** increased by 1% primarily due to: i) higher sales volumes of pulp and paper; ii) from one additional month of results from Suzano Packaging US (as 4Q24 included only two months of the unit's performance); and iii) from the higher production cash cost in the paper segment in Brazil (driven by the impact of the concentration of scheduled maintenance downtimes, which affected inputs, fixed costs, and wood). These effects were partially offset by: i) the 8% depreciation of the average US$ against the average R$ on items exposed to foreign currency; ii) the reduction in pulp cash cost; iii) the lower impact of scheduled maintenance downtimes; and iv) the decrease in logistics costs (mainly as a result of the optimization of ocean freight costs and the lower domestic logistics costs in the paper segment). On a per-tonne basis, cash COGS was 3% lower than in the same period last year, primarily due to the depreciation of the average US$ against the average R$, as mentioned previously.

SELLING EXPENSES

Selling Expenses (R$ million)	4Q25	3Q25	Δ Q-o-Q	4Q24	Δ Y-o-Y	2025	2024	Δ Y-o-Y
Selling expenses	870	850	2%	857	2%	3,313	2,939	13%
(-) Depreciation, depletion and amortization	(244)	(243)	0%	(237)	3%	(972)	(955)	2%
Cash selling expenses	625	607	3%	619	1%	2,341	1,983	18%
Sales volume (000' t)	3,880	3,601	8%	3,714	4%	14,202	12,300	15%
Cash selling expenses/ton (R$/t)	**161**	**168**	**-4%**	**167**	**-3%**	**165**	**161**	**2%**

Cash selling expenses increased 3% compared to 3Q25, mainly driven by higher logistics expenses (regional mix — greater volume shipped to North America and Europe) and by the higher sales volumes (pulp and paper). These effects were partially offset primarily by the adjustment of the allowance for doubtful accounts (reversal of the expected credit loss). On a per-tonne basis, cash-based selling expenses decreased by 4% due to the factors mentioned above, excluding the impact of higher sales volumes.

Compared to 4Q24, cash selling expenses were 1%, higher, primarily as a result of: i) from higher logistics expenses, in turn explained by the additional cost impact resulting from one extra month of Suzano Packaging US operations being consolidated; and ii) from the higher sales volume (pulp and paper). These effects were partially offset by the 8% appreciation of the average R$ vs. US$ and by lower miscellaneous fixed expenses. On a per-tonne basis, cash-based selling expenses decreased by 3%, driven by the same factors mentioned above, excluding volume effects.

Page 20 of 47

4Q25 EARNINGS RELEASE

GENERAL AND ADMINISTRATIVE EXPENSES

General and Administrative Expenses (R$ million)	4Q25	3Q25	Δ Q-o-Q	4Q24	Δ Y-o-Y	2025	2024	Δ Y-o-Y
General and Administrative Expenses	804	665	21%	990	-19%	2,790	2,620	7%
(-) Depreciation, depletion and amortization	(34)	(33)	4%	(38)	-11%	(129)	(144)	-10%
Cash general and administrative expenses	770	632	22%	952	-19%	2,661	2,476	7%
Sales volume (000' t)	3,880	3,601	8%	3,714	4%	14,202	12,300	15%
Cash general and administrative expenses/t (R$/t)	**199**	**176**	**13%**	**256**	**-23%**	**187**	**201**	**-7%**

Compared to 3Q25, the 22% increase in **cash general and administrative expenses** is primarily explained by higher variable compensation, increased third-party service costs (notably consulting and audit fees), and greater labor expenses, largely due to restructuring-related costs, as part of the scope of the Competitiveness Acceleration Program. On a per-ton basis, these expenses increased 13% due to the same factors.

Compared to 4Q24, cash general and administrative expenses were 19%, lower, mainly due to reduced labor expenses related to variable compensation. This reduction was partially offset by higher expenses related to third-party services (consulting and auditing) and increased labor costs (also explained by the restructuring process, related to the Competitiveness Acceleration Program, as mentioned previously). On a per-tonne basis, the reduction was 23% due to the same factors.

OTHER OPERATING INCOME (EXPENSES)

Other Operating Income (Expenses) (R$ million)	4Q25	3Q25	Δ Q-o-Q	4Q24	Δ Y-o-Y	2025	2024	Δ Y-o-Y
Other operating income (expenses)	1,345	(136)	–%	846	59%	935	1,262	-26%
(-) Depreciation, depletion and amortization	7	3	166%	8	-15%	14	10	44%
Cash other operating income (expenses)	1,338	(138)	–%	837	60%	921	1,252	-26%
Sales volume (000' t)	3,880	3,601	8%	3,714	4%	14,202	12,300	15%
Other operating income (expenses)/t (R$/t)	**345**	**(38)**	–%	**225**	53%	**65**	**102**	**-36%**

Other operating income (expenses) was an income of R$1,345 million in 4Q25, compared to an expense of R$136 million in 3Q25 and an income of R$846 million in 4Q24. The positive variation in relation to 3Q25 is mainly due to the updated fair value of biological assets (which happens in the second and fourth quarters of each year). Compared to 4Q24, the increase in income was mainly due to higher adjustment from the updated fair value of biological assets, with the appreciation in wood price being the main factor (see Note 13 to the Financial Statements).

In relation to the **equity method** line item, the Company fully divested its interest in Ensyn Corporation, dissolved F&E Technologies LLC, and recorded impairment charges on its investments in F&E Tecnologia do Brasil S.A., both associated with the same technology developed by Ensyn (as detailed in Note 14 of the Financial Statements). As a result, accounting impacts were recognized that affected this line item in 4Q25, representing the main negative effect of R$141 million observed during the quarter.

Page 21 of 47

4Q25 EARNINGS RELEASE

ADJUSTED EBITDA

Consolidated	4Q25	3Q25	Δ Q-o-Q	4Q24	Δ Y-o-Y	2025	2024	Δ Y-o-Y
Adjusted EBITDA (R$ million)[1]	5,583	5,200	7%	6,481	-14%	21,736	23,849	-9%
Adjusted EBITDA Margin	43%	43%	0 p.p	46%	-3 p.p	43%	50%	-7 p.p
Sales Volume (k t)	3,880	3,601	8%	3,714	4%	14,202	12,300	15%
Adjusted EBITDA[1]/ton (R$/t)	**1,439**	**1,444**	**0%**	**1,745**	**-18%**	**1,531**	**1,939**	**-21%**

(1) Excludes non-recurring items.

The 7% increase in **Adjusted EBITDA** in 4Q25 compared to 3Q25 is primarily explained by: i) the higher sales volume of pulp (+8%) and paper (+9%); and ii) the higher average net pulp price in US$ (+2%). These effects were partially offset by: i) higher cash COGS (see the "Cost of Goods Sold (COGS)" section for further details); and ii) an increase in SG&A expenses, as explained in the previous section. Adjusted EBITDA per ton remained stable due to the same factors, excluding sales volume.

Compared to 4Q24, **Adjusted EBITDA** decreased by 14%, primarily due to: i) a lower average net pulp price in US$ (-8%); and ii) an 8% depreciation of the average US$ against the average R$. These effects were partially offset primarily by: i) higher sales volumes of pulp and paper (+4% and +10%, respectively); ii) lower SG&A expenses (see the "Selling Expenses" and "General and Administrative Expenses" sections for further details); and iii) lower cash COGS per tonne (see the "Cost of Goods Sold (COGS)" section for further details). Adjusted EBITDA per tonne decreased by 18% due to the lower average net pulp price in US$ and the depreciation of the average US$ against the average R$.

Page 22 of 47

4Q25 EARNINGS RELEASE

FINANCIAL RESULT

Financial Result (R$ million)	4Q25	3Q25	Δ Q-o-Q	4Q24	Δ Y-o-Y	2025	2024	Δ Y-o-Y
Financial Expenses	**(1,814)**	**(1,823)**	**-1%**	**(1,692)**	**7%**	**(6,884)**	**(5,542)**	**24%**
Interest on loans and financing (local currency)	(609)	(609)	0%	(393)	55%	(2,125)	(1,470)	45%
Interest on loans and financing (foreign currency)	(945)	(931)	1%	(1,077)	-12%	(3,828)	(3,944)	-3%
Capitalized interest[1]	69	79	-13%	77	-9%	275	960	-71%
Other financial expenses	(329)	(362)	-9%	(298)	11%	(1,205)	(1,088)	11%
Financial Income	**482**	**462**	**4%**	**435**	**11%**	**1,767**	**1,737**	**2%**
Interest on financial investments	440	442	0%	386	14%	1,584	1,598	-1%
Other financial income	43	21	108%	50	-14%	183	139	31%
Monetary and Exchange Variations	**(1,976)**	**1,334**	**—**	**(8,930)**	**-78%**	**7,551**	**(15,885)**	**—**
Foreign exchange variations (Debt)	(2,530)	1,774	—	(9,703)	-74%	8,384	(17,716)	—
Other foreign exchange variations	553	(440)	—	773	-28%	(833)	1,831	—
Derivative income (loss), net[2]	**(103)**	**1,079**	**—**	(5,370)	**-98%**	**7,329**	**(9,113)**	**—**
Operating Cash flow hedge	(97)	817	—	(3,920)	-98%	5,660	(6,146)	—
Cash flow - Cerrado project hedge	—	—	—	—	—	—	(96)	—
Debt hedge	22	244	-91%	(1,319)	—	1,529	(2,647)	—
Others[3]	(28)	19	—	(132)	-79%	142	(224)	—
Net Financial Result	**(3,411)**	**1,052**	**—**	**(15,556)**	**-78%**	**9,762**	**(28,802)**	**—**

(1) Capitalized interest due to construction in progress.
(2) Mark-to-market variation (4Q25: R$230 million | 3Q25: R$493 million), plus adjustments paid and received (4Q25: R$160 million).
(3) Includes commodity hedging and embedded derivatives.

Financial expenses decreased by 1% compared to 3Q25, mainly reflecting the reduction in other financial expenses due to the early-settlement premiums recognized in 3Q25, partially offset by higher foreign-currency interest expenses, driven by the appreciation of the closing US$ during the period and by lower capitalized interest. Compared with 4Q24, financial expenses increased by 7%, primarily due to higher local-currency interest expenses stemming from funding transactions executed throughout the period, which increased the R$-denominated debt balance (4Q25: R$24.4 billion | 4Q24: R$18.4 billion), combined with the higher accumulated CDI rate for the quarter (4Q24: 2.68% | 4Q25: 3.59%). These effects were partially offset by lower foreign-currency interest expenses, resulting from liability-management exercises that reduced the international-currency debt balance (4Q25: R$70.3 billion | 4Q24: R$83.0 billion) and from the decline in the average SOFR rate (4Q24: 4.99% | 4Q25: 3.99%).

Financial income increased by 4% compared with 3Q25, reflecting higher other financial income. Despite the higher average cash balance, the U.S. interest rate cuts during the quarter offset the positive impact on interest income from financial investments. Compared with 4Q24, the 11% increase is explained by higher interest income from financial investments, driven by a larger average cash balance—mainly held in accounts abroad—partially offset by the lower accumulated SOFR for the period.

Inflation adjustment and exchange variation reduced the Company's financial result by R$1,976 million due to the 3% appreciation of the US$ against the R$ during the period compared with the 3Q25 closing rate, impacting the portion of debt denominated in foreign currency (US$12,787 million at the end of 4Q25). This effect was partially offset by the positive foreign-exchange impact on other balance sheet items denominated in foreign currency.

Page 23 of 47

4Q25 EARNINGS RELEASE

Note that the accounting impact of exchange variation on foreign currency debt has a cash impact only on the respective maturities.

Derivative operations resulted in a loss of R$103 million in 4Q25, driven by the adverse effect of the R$ appreciation against the US$ (-3%). The mark-to-market adjustment of derivative instruments on December 31, 2025 was positive at R$230 million, compared to an income of R$493 million on September 30, 2025, representing a negative variation of R$263 million. Note that the impact of US$ appreciation on the derivatives portfolio generates a cash impact only upon the respective maturities. The net effect on cash, which refers to the maturity of derivative operations in the fourth quarter, was a positive R$160 million (R$163 million gain on debt hedge, R$3 million gain on cash flow hedge and R$7 million loss from commodities).

As a result of the above factors, net financial result in 4Q25, considering all financial expense and income lines, was an expense of R$3,411 million, compared to an income of R$1,052 million in 3Q25 and an expense of R$15,556 million in 4Q24.

DERIVATIVE OPERATIONS

Suzano carries out derivative operations exclusively for hedging purposes. The following table reflects the position of derivative hedging instruments on December 31st, 2025:

Hedge[1]	Notional (US$ million)		Fair Value (R$ million)	
	Dec/25	**Sep/25**	**Dec/25**	**Sep/25**
Debt	7,397	6,806	(851)	(710)
Cash Flow – Operating (ZCC + NDF)	6,246	6,053	1,004	1,104
Others[2]	514	413	78	99
Total	**14,158**	**13,271**	**230**	**493**

(1) See note 4 of the Quarterly Financial Statements (ITR) for further details and the fair value sensitivity analysis.
(2) Includes commodity hedging and embedded derivatives.

The Company's foreign exchange exposure policy seeks to minimize the volatility of its cash generation and ensure greater flexibility in cash flow management. Currently, the policy stipulates that surplus US$ may be partially hedged (at least 40% and up to 75% of exchange variation exposure over the next 24 months) using plain vanilla instruments such as Zero Cost Collars (ZCC) and Non-Deliverable Forwards (NDF). Based on the policy, in April 2025, seeking to increase currency hedge in a scenario of a devalued R$ and high interest rates, the Board of Directors authorized a new extraordinary cash flow hedge program totaling US$600 million for a period of 25-30 months. The extraordinary hedge volume was partially executed up to the fourth quarter and is reflected in the table below, currently within the 24-month period. At the end of 4Q25, 72% of the exchange variation exposure from the cash flow hedge portfolio was covered.

ZCC transactions establish minimum and maximum limits for the exchange rate that minimize adverse effects in the event of significant appreciation of the R$. As such, if the exchange rate is within such limits, the Company neither pays nor receives any financial adjustments. This characteristic allows for capturing greater benefits from export revenue in a potential scenario of R$ depreciation vs. US$ within the range contracted. In cases of extreme R$ appreciation, the Company is protected by the minimum limits, which are considered appropriate for the operation. However, this protection instrument also limits, temporarily and partially, potential gains in scenarios of extreme R$ depreciation when exchange rates exceed the maximum limits contracted.

Page 24 of 47

4Q25 EARNINGS RELEASE
suzano

On December 31st, 2025, the outstanding notional value of operations involving forward US$ sales through ZCCs related to Cash Flows was US$6,156 million, with an average forward rate ranging from R$5.83 to R$6.73 and maturities between January 2026 and December 2027. On the same date, the outstanding notional value of operations involving forward US$ sales through NDFs was US$90 million, whose maturities are distributed between February 2026 and June 2026 and with an average rate of R$5.92. Cash flow hedge operations in 4Q25 resulted in a loss of R$97 million. The mark-to-market adjustment ("MtM" or "fair value") of these operations was a positive result of R$1,004 million.

The following table presents a sensitivity analysis of the cash impact that the Company could have on its cash flow hedge portfolios (ZCC and NDF) if the exchange rate remains the same as at the end of 4Q25 (R$/US$ = 5.50) in the coming quarters, as well as the projected cash impact for R$0.10 variations below / above the strike of put/call options, respectively, defined in each quarter. Note that the figures presented in the table are the Company's projections based on the end-of-period curves and could vary depending on market conditions.

			Cash Adjustment (R$ million)		
Maturity (up to)	Strike Range	Notional (US$ million)	Actual	Exchange Rate 4Q25 (R$5.50)	Sensitivity at R$0.10 / US$ variation (+/-)
Zero Cost Collars					
4Q25			3		
1Q26	5.14 - 5.91	1,127		6	113
2Q26	5.36 - 6.17	1,257		46	126
3Q26	6.18 - 7.08	45		31	5
4Q26	6.33 - 7.41	660		547	66
1Q27	6.34 - 7.47	608		509	61
2Q27	6.42 - 7.44	680		624	68
3Q27	6.02 - 6.90	810		422	81
4Q27	6.01 - 6.84	970		490	97
Total	**5.83 - 6.73**	**6,156**	**3**	**2,674**	**616**
NDF					
4Q25			0		
1Q26	5.85	27		9	3
2Q26	5.95	63		28	6
Total	**5.92**	**90**	**0**	**37**	**9**

To mitigate the effects of exchange and interest rate variations on its debt and its cash flows, the Company also uses currency and interest rate swaps. Swap contracts are entered into considering different interest rates and inflation indices in order to mitigate the mismatch between financial assets and liabilities.

On December 31st, 2025, the Company had an outstanding notional amount of US$7,397 million in swap contracts as shown in the table below. Debt hedge transactions in 4Q25 were positive at R$22 million, mainly due to fluctuations in the SOFR curve. The mark-to-market adjustment (fair value) of these operations was a loss of R$851 million.

Page 25 of 47

4Q25 EARNINGS RELEASE

Debt Hedge	Maturity (up to)	Currency	Notional (US$ million)		Fair Value (R$ million)	
			Dec/25	**Sep/25**	**Dec/25**	**Sep/25**
Swap (CDI x US$)	2036	US$	1,636	1,607	(161)	(25)
Swap (CNH x US$)	2030	US$	363	166	35	(3)
Swap (SOFR x US$)	2031	US$	2,400	2,015	92	132
Swap (CDI x SOFR)	2034	US$	660	660	(165)	(53)
Swap (Pré x CDI)	2031	R$	436[1]	451[1]	8	27
Swap (IPCA x CDI)	2044	R$	1.902[1]	1.906[1]	(661)	(788)
Total			**7,397**	**6,806**	**(851)**	**(710)**

(1) Translated at the quarterly closing exchange rate (R$5.50).

The following table presents a sensitivity analysis[1] of the cash impact that the Company could have on its debt hedge portfolio (swaps) if the exchange rate remains the same as at the end of 4Q25 (R$/US$ = 5.50) in the coming quarters, as well as the projected variation in cash impact for each R$0.10 variation on the same reference exchange rate (4Q25). Note that the figures presented in the table are the Company's projections based on the end-of-period curves and could vary depending on market conditions.

Maturity (up to)	Notional (US$ million)	Cash Adjustment (R$ million)		
		Actual	R$ / US$ = 5.50 (4Q25)	Sensitivity at R$ 0.10 / US$ variation (+/-)[1]
4Q25		163		
2026	344		(126)	10
2027	530		(28)	11
2028	428		64	12
>=2029	6,095		6,648	259
Total	**7,397**	**163**	**6,559**	**292**

(1) Sensitivity analysis considers variation only in the exchange rate (R$/US$), while other variables are presumed constant.

Other transactions involving the Company's derivatives are related to the embedded derivative resulting from forestry partnerships and commodity hedges, as shown in the table.

Other hedges	Maturity (up to)	Index	Notional (US$ million)		Fair Value (R$ million)		Cash Adjustment (R$ million)	
			Dec/25	**Sep/25**	**Dec/25**	**Sep/25**	**Dec/25**	**Sep/25**
Embedded derivative	2039	Fixed | USD US-CPI	153	153	112	99	–	–
NDF CNY	2025	CNY | US$	–	2	–	0	0	–
Commodities	2027	Brent/VLSFO/ Others	361	258	(34)	0	(7)	(3)
Total			**514**	**413**	**78**	**99**	**(7)**	**(3)**

Page 26 of 47

A portion of the forestry partnership agreements and standing timber supply agreements is denominated in US$ per cubic meter of standing timber, adjusted by U.S. inflation measured by the Consumer Price Index (CPI), which is not related to inflation in the economic environment where the forests are located and, hence, constitutes an embedded derivative. This instrument, presented in the table above, consists of a sale swap contract of the variations in the US-CPI during the period of the contracts. Refer to note 4 of the 4Q25 Financial Statements for further details and for a sensitivity analysis of the fair value in case of a sharp rise in the US-CPI and US$. On December 31st, 2025, the outstanding notional value of the operation was US$153 million. The result from this swap in 4Q25 was a gain of R$13 million. The mark-to-market adjustment (fair value) of these operations generated a gain of R$112 million at the end of the quarter. The Company is also exposed to the price of some commodities and, therefore, constantly assesses the contracting of derivative financial instruments to mitigate such risks. On December 31st, 2025 the outstanding notional value of these operations was US$361 million. The result of these hedges in 4Q25 was a loss of R$41 million. The mark-to-market (fair value) of these operations was negative R$34 million at the end of the quarter. Results - Hedge Operations (R$ million) 22 (97) (41) 13 Total (103) Derivatives Notional (US$ million) 7,3976,246 361 153 Total 14,158 Derivatives Fair Value (R$ million) (851) 1,004 (34) 112 Total 230 Debt Hedge Cash flow Hedge Commodity Hedge + NDF CNY Embedded Derivatives NET INCOME (LOSS) In 4Q25, the Company posted net income of R$116 million, compared to net income of R$1,961 million in 3Q25 and net loss of R$6,737 million in 4Q24. The decrease compared to 3Q25 was due to the negative change in financial results, driven by the appreciation of the closing US$ against the R$ by 3% versus the 3% depreciation of the US$ observed in 3Q25, as well as an increase in COGS and SG&A expenses, as previously explained. These effects were partially offset mainly by: i) the positive change in the line item of other operating income/expenses, in turn due to the positive revaluation of biological assets; ii) the lower income tax and social contribution expense, largely explained by the negative foreign-exchange impact on the debt and the negative mark-to-market variation of derivatives; and iii) the higher net revenue. The increase compared to 4Q24 is explained by: i) the smaller negative impact in the financial result (due to the 3% appreciation of the closing US$ in relation to the R$ compared to the 14% higher appreciation of the US$ in 4Q24); ii) the increase in other operating income/expenses, in turn due to the positive variation of the revaluation of biological assets; and iii) the reduction in general and administrative expenses. The aforementioned factors were partially offset by the expense in income tax and social contribution in 4Q25, in contrast with the income recorded in 4Q24 (explained by the smaller negative foreign-exchange impact on the debt and the smaller negative mark-to-market variation of derivatives), by the reduction in net revenue, and by the increase in COGS. 4Q25 EARNINGS RELEASE Page 27 of 47

4Q25 EARNINGS RELEASE

DEBT

Debt (R$ million)	4Q25	3Q25	Δ Q-o-Q	4Q24	Δ Y-o-Y
Local Currency	**24,444**	**23,920**	**2%**	**18,431**	**33%**
Short Term	1,134	1,022	11%	894	27%
Long Term	23,310	22,898	2%	17,537	33%
Foreign Currency	**70,357**	**69,042**	**2%**	**83,005**	**-15%**
Short Term	1,871	2,768	-32%	9,607	-81%
Long Term	68,487	66,274	3%	73,397	-7%
Gross Debt	**94,801**	**92,962**	**2%**	**101,436**	**-7%**
(-) Cash	25,432	23,891	6%	22,382	14%
Net debt	**69,369**	**69,072**	**0%**	**79,053**	**-12%**
Net debt/Adjusted EBITDA[1] (x) - R$	3.2 x	3.1 x	0.1 x	3.3 x	-0.1 x
Net debt/Adjusted EBITDA[1] (x) – US$	3.2 x	3.3 x	-0.1 x	2.9 x	0.3 x

(1) Excludes non-recurring items.

On December 31st, 2025, **gross debt** totaled R$94.8 billion and was composed of 97% long-term maturities and 3% short-term maturities. Foreign currency debt corresponded to 74% of the Company's total debt at the end of the quarter. The percentage of gross debt in foreign currency, considering the effect of debt hedge, was 87%. Compared to 3Q25, gross debt increased 2%, mainly due to the 3% appreciation of the US$ against the R$ during the period. Suzano ended 4Q25 with 38% of total debt linked to ESG instruments.

Suzano contracts debt in foreign currency as a natural hedge, since net operating cash generation is mostly denominated in foreign currency (US$) due to its predominant status as an exporter. This structural exposure allows the Company to match loans and financing payments in US$ with receivable flows from sales.

Changes in Gross Debt (R$ million)


92,962
1,547
1,554
2,530
(3,818)
26
94,801
Gross Debt on Set/25
Additions
Interest Accrual
Foreign Exchange Variation
Principal Interest Payment
Others¹
Gross Debt on Dec/25

(1) Corresponding mainly to transaction costs (issue, funding, goodwill, discount and loss on business combinations, etc.).

On December 31st, 2025, the total average cost of debt in US$ was 5.0% p.a. (debt in R$ adjusted by the market swap curve). On September 30th, 2025, this cost was also 5.0% p.a. The average term of consolidated debt at the end of the quarter was 78 months, compared to 80 months at the end of 3Q25.

Page 28 of 47

4Q25 EARNINGS RELEASE

Exposure by Instrument


Export Financing 19%
Others 1%
IFC 5%
NCR 6%
BNDES 8%
ECA 2%
Debenture 10%
CPR 2%
Bond 48%

Exposure by Index[1]


SOFR 18%
CDI/SELIC 13%
Fixed (US$) 69%

Exposure by Currency[2]


R$ 13%
US$ 87%

(1) Considers the portion of debt with swap for fixed rate in foreign currency. The exposure of the original debt was: Fixed (US$) – 48%, SOFR – 27%, CDI – 9%, Other (Fixed R$, IPCA, Long-term interest rate) – 16%.
(2) Considers the portion of debt with currency swaps. The original debt was 74% in US$ and 26% in R$.

Cash and cash equivalents and **financial investments** on December 31st, 2025 amounted to R$25.4 billion, 49% of which were in foreign currency, allocated to remunerated account or in short-term fixed-income investments abroad. The remaining 51% was invested in local currency fixed-income bonds (mainly CDBs, but also in government bonds and others), remunerated at the CDI rate.

On December 31st, 2025, the Company also had a stand-by credit facility totaling R$7.0 billion (US$1.275 billion) available through February 2027. This facility strengthens the Company's liquidity position and can be withdrawn during times of uncertainty. As a result, the cash and equivalents of R$25.4 billion plus the stand-by credit facilities amounted to a readily available cash position of R$32.4 billion on December 31st, 2025. Moreover, the Company had an undrawn financing agreement with Finnvera (US$736 million) related to the Ribas do Rio Pardo unit, valid through January 12th, 2026 and undrawn.

Debt (in R$ and US$ million)


79,053
12,766
74,209
12,923
70,840
12,981
69,072
12,987
69,369
12,607
4Q24
1Q25
2Q25
3Q25
4Q25
R$
US$

Net Debt / Adjusted EBITDA in R$ and US$ (x)


3.3
2.9
3.1
3.0
3.1
3.0
3.3
3.1
3.2
3.2
4Q24
1Q25
2Q25
3Q25
4Q25
R$
US$

On December 31st, 2025, **net debt** stood at R$69.4 billion (US$12.6 billion), compared to R$69.1 billion (US$13.0 billion) on September 30th, 2025. For more details, refer to the "Changes in Net Debt" section.

Financial leverage, measured as the ratio of **net debt to Adjusted EBITDA** in R$, stood at 3.2 times on December 31st, 2025 (3.1 times on September 30th, 2025). The same ratio in US$ (the measure established in Suzano's financial policy) rose to 3.2 times on December 31st, 2025 (3.3 times on September 30th, 2025).

Page 29 of 47

4Q25 EARNINGS RELEASE


Amortization Schedule (R$ million)
32,448
7,016
25,432
3,005
4,895
8,937
16,006
15,169
46,788
Liquidity
2026
2027
2028
2029
2030
2031 onwards
Cash on hand
Stand-by Facilities
Debt

The breakdown of total gross debt between trade and non-trade finance on December 31st, 2025 is shown below:

	2026	2027	2028	2029	2030	2031 onwards	Total
Trade Finance[1]	31%	68%	39%	25%	36%	2%	33%
Non-Trade Finance[2]	69%	32%	61%	75%	64%	98%	67%

(1) ECC, ECN, EPP
(2) Bonds, BNDES, CPR, Debentures, RCN, among others.

CAPITAL EXPENDITURE

In 4Q25, capital expenditure (cash basis) totaled R$2,906 million. The 21% decrease compared to 3Q25 primarily reflects lower disbursements in the Land and Forests line, as the first installment of R$878 million related to the contract with Eldorado Brasil Celulose S.A. was paid in the previous quarter. As disclosed in a Material Fact notice dated August 6, 2025, the transaction involves the exchange of a biological asset equivalent to 18 million cubic meters of standing timber located in Mato Grosso do Sul. In 4Q25, there were no disbursements related to this transaction, and the second installment, amounting to R$439 million, is scheduled for 2026. This factor was partially offset by: (i) higher disbursements in the maintenance line item, particularly for industrial maintenance, due to a greater concentration of projects executed during the period; and (ii) increased disbursement related to the Cerrado Project, in line with its disbursement schedule and performance bonuses for exceeding the new mill's performance parameters, as stipulated in commercial agreements with suppliers.

Compared to 4Q24, the 11% reduction is primarily attributable to: (i) lower disbursements related to the Cerrado Project, in line with the disbursement schedule; (ii) lower expenditures on Land and Forests; and (iii) lower investments in the Expansion and Modernization line, driven by the new tissue plant in Aracruz, despite higher expenditures related to the competitiveness project at the Limeira mill. These factors were partially offset by additional disbursements in the maintenance line item, especially forest maintenance, driven by the increased standing timber purchases.

The total capital expenditure in 2025 was executed in line with the revised guidance disclosed by the Company. For more details, read the Material Fact notice disclosed to the market on December 9th, 2025 and available on the Suzano Investor Relations website (ri.suzano.com.br).

For 2026, Management approved a capital budget of R$10.9 billion, with R$7.3 billion allocated to industrial and forestry maintenance, among other investments detailed in the table below.

Page 30 of 47

4Q25 EARNINGS RELEASE

Investments (R$ million)[1]	4Q25	3Q25	Δ Q-o-Q	4Q24	Δ Y-o-Y	2025	2024	Δ Y-o-Y	*Guidance 2026*
Maintenance	1,916	1,785	7%	1,638	17%	7,880	7,610	4%	7,255
Industrial maintenance	546	434	26%	460	19%	2,054	1,285	60%	2,084
Forestry maintenance	1,298	1,287	1%	1,107	17%	5,649	6,168	-8%	4,895
Others	72	64	13%	71	1%	178	156	14%	276
Expansion and modernization	354	366	-3%	482	-27%	1,553	972	60%	836
Land and forestry	390	1,392	-72%	637	-39%	2,859	4,043	-29%	2,614
Others	—	—	0%	—	0%	1	2	-64%	—
Cerrado Project	245	116	112%	523	-53%	1,006	4,493	-78%	242
Total	2,906	3,659	-21%	3,281	-11%	13,299	17,120	-22%	10,947

(1) The amounts shown in the table do not reflect the impact of monetizing ICMS credits in the state of Espírito Santo. They do not consider the acquisition of non-controlling interest in Lenzing and the investments related to the acquisition of Pactiv's assets (Suzano Packaging US).

OPERATING CASH FLOW

Operating Cash Flow (R$ million)	4Q25	3Q25	Δ Q-o-Q	4Q24	Δ Y-o-Y	2025	2024	Δ Y-o-Y
Adjusted EBITDA[1]	5,583	5,200	7%	6,481	-14%	21,736	23,849	-9%
Maintenance Capex[2]	(1,916)	(1,785)	7%	(1,638)	17%	(7,880)	(7,610)	4%
Operating Cash Flow	3,667	3,416	7%	4,843	-24%	13,856	16,240	-15%
Operating Cash Flow (R$/t)	945	948	0%	1,304	-28%	976	1,320	-26%

(1) Excludes non-recurring items.
(2) Cash basis.

Operating cash generation, measured by adjusted EBITDA less sustaining capex (cash basis), amounted to R$3,667 million in 4Q25, practically stable to 3Q25 and 28% vs. the same period last year, driven by lower EBITDA per tonne and higher sustaining capex per tonne.

Page 31 of 47

Operating Cash Generation per tonne (R$/t) -28% 0% q -26% q 1,304 948 945 4Q24 3Q25 4Q25 1,320 976 2024 2025 4Q25 EARNINGS RELEASE Page 32 of 47

4Q25 EARNINGS RELEASE

suzano

FREE CASH FLOW

Free Cash Flow (R$ million)	4Q25	3Q25	Δ Q-o-Q	4Q24	Δ Y-o-Y	2025	2024	Δ Y-o-Y
Adjusted EBITDA	5,583	5,200	7%	6,481	-14%	21,736	23,849	-9%
(-) Total Capex[1]	(2,809)	(3,492)	-20%	(4,309)	-35%	(12,584)	(20,570)	-39%
(-) Leases contracts – IFRS 16	(388)	(346)	12%	(379)	2%	(1,448)	(1,325)	9%
(+/-) △ Working capital[2]	661	463	43%	639	3%	1,572	1,996	-21%
(-) Net interest[3]	(841)	(1,569)	-46%	(612)	37%	(4,714)	(3,741)	26%
(-) Income taxes	(60)	(47)	—%	(102)	-41%	(290)	(366)	-21%
(-) Dividend and interest on own capital payment/Share Buyback Program	—	—	—%	(306)	-100%	(2,400)	(4,431)	-46%
(+/-) Derivative cash adjustment	160	92	74%	(198)	—%	531	(550)	–
Free cash flow	**2,306**	**300**	**—%**	**1,214**	**90%**	**2,403**	**(5,138)**	**—**
(+) Total Capex ex-maintenance	1,109	1,804	-39%	2,382	-53%	5,844	12,154	-52%
(+) Dividend and interest on own capital payment/Share Buyback Program	—	—	—%	306	-100%	2,400	4,431	-46%
Free cash flow – Adjusted[4]	**3,415**	**2,104**	**62%**	**3,902**	**-12%**	**10,647**	**11,447**	**-7%**
Free Cash Flow Yield ("FCF Yield") - LTM[5]	**16.7%**	**18.1%**	**-1,4 p.p.**	**15.0%**	**1,7 p.p.**	**16.7%**	**15.0%**	**1,7 p.p.**

(1) On an accrual basis, except for the investment related to the Cerrado Project starting from 2Q23. It also considers acquiring land and forest assets, taking an ownership interest in Lenzing (3Q24), and acquiring Pactiv Evergreen's assets (Suzano Packaging US - 4Q24). Including expenses with land lease, which are neutralized in the Working Capital line (4Q25: R$233 million | 3Q25: R$179 million | 4Q24: R$ 220 million), considering that the item "Lease contracts – IFRS 16" includes the total leases (land, machinery and equipment, real estate, ships and vessels, and vehicles).
(2) Considers costs of capitalized loans paid (4Q25: R$69 million | 3Q25: R$79 million | 4Q24: R$77 million), with no impact on free cash flow, which is included in the Total Capex item with the opposite sign.
(3) Considers interest paid on debt, interest received on financial investments, and interest paid as a premium for early debt settlement.
(4) Free cash flow prior to dividend and interest on equity payments, share buyback program and capex ex-maintenance (accrual basis).
(5) Adjusted LTM free cash flow per share (excluding treasury shares) divided by the closing share price for the quarter (4Q25: R$51.45/share | 3Q25: R$49.90/share | 4Q24: R$61.78/share).

Adjusted Free Cash Flow in 4Q25 was R$3,415 million, compared to R$2,104 million in 3Q25 and R$3,902 million in 4Q24. Compared to the previous period, the Adjusted Free Cash Flow increased by 62%, primarily due to: i) a lower concentration of interest payments in the period due to the bonds' payment schedule and the premium paid on the early debt redemption as part of liability management initiatives; ii) higher Adjusted EBITDA; and iii) greater working capital release (mainly due to the reduction in Inventories driven by the increase in pulp and paper sales volumes, partially offset by the increase in Accounts Receivable, also resulting from higher pulp and paper sales volumes, as well as higher pulp prices).

Compared to 4Q24, Adjusted Free Cash Flow decreased by 12% mainly due to: i) lower Adjusted EBITDA; and ii) higher interest payments due to the increase in the share of local-currency debt combined with the rise in the accumulated CDI. These effects were partially offset by: i) a positive cash adjustment from derivatives compared to a negative adjustment in the same period of the previous year; and ii) lower sustaining capex on an accrual basis.

Page 33 of 47

4Q25 EARNINGS RELEASE

ROIC ("RETURN ON INVESTED CAPITAL")

ROIC (%) - LTM (R$ million)	4Q25	3Q25	Δ Q-o-Q	4Q24	Δ Y-o-Y
(+) Adjusted EBITDA	21,736	22,634	-4%	23,849	-9%
(-) Total Capex	(12,584)	(14,084)	-11%	(20,570)	-39%
(-) Lease contracts – IFRS 16	(1,448)	(1,439)	1%	(1,325)	9%
(+/-) Δ Working Capital	1,572	1,550	1%	1,996	-21%
(-) Income Tax and CSLL (cash)	(290)	(332)	-13%	(366)	-21%
(+) Capex ex-maintenance	5,844	7,117	-18%	11,194	-48%
(+/-) Cash hedge from the cash flow adjustment	(36)	(135)	-73%	474	–%
Adjusted Cash Flow	**14,795**	**15,311**	**-3%**	**15,252**	**-3%**
(+) Total Assets (-) Liabilities (excluding debt)	135,364	134,137	1%	129,034	5%
(+) MtM debt hedge[1]	449	720	-38%	904	-50%
(-) Work in Progress	(3,700)	(3,887)	-5%	(11,978)	-69%
Invested Capital	**132,113**	**130,970**	**1%**	**117,959**	**12%**
(+/-) Accounting Adjustments - CPC 06, 27, and 29[2]	(3,266)	(3,221)	1%	(3,394)	-4%
Adjusted Invested Capital	**128,847**	**127,750**	**1%**	**114,566**	**12%**
ROIC - LTM[3]	**11.5%**	**12.0%**	**-0.5 p.p.**	**13.3%**	**-1.8 p.p.**

(1) Refers to the LTM average MtM of the foreign exchange swaps (Swap (CDI x US$), Swap (CDI x SOFR) and Swap (CNH x US$)).
(2) Accounting Adjustments: 1) CPC 06 – Right-of-Use/Lease Liabilities: Effect corresponding to the depreciation of the Right-of-Use asset (+) Amortization of the Present Value Adjustment and its related Deferred Income Tax. 2) CPC 27 – Property, Plant and Equipment (Deemed Cost): Exclusion of the accounting effect (and related Deferred Income Tax) arising from the market value adjustment of the Company's assets upon adoption of Law 11,638. 3) CPC 29 – Biological Assets: Exclusion of the effect from the appreciation of Biological Assets and the related Deferred Income Tax.
(3) For profit and loss accounts (numerator), the total for the last four quarters (last 12 months) is considered. For balance sheet accounts (denominator), the average of the most recent four quarters (last 12 months) is considered.

CHANGES IN NET DEBT

Following were the changes in net debt in 4Q25:


69,072
(5,583)
2,809
(661)
1,114
60
2,053
0
506
69,369
Net debt Sep 2025
Adjusted EBITDA
Total Capex¹
Working Capital
Accrued Net Interest
Taxes
FX ²
Dividends /Share buyback
Others³
Net debt Dec 2025

(1) Accrual basis, except for the capex related to Cerrado Project (cash basis), as per the Cash Flow Statement.
(2) Net of exchange variations on cash and financial investments.
(3) Considers cash amounts related to derivative adjustments, lease agreements, premiums on early debt settlement for liability management, and other items.

Page 34 of 47

ESG In October 2025, Suzano entered into a R$250 million financing agreement with BNDES through the Climate Fund, aimed at supporting the implementation of its Environmental Restoration projects. The capital will be allocated to restore around 24 thousand hectares of degraded areas across six Brazilian states. This operation, representing the largest restoration project ever backed by the bank, aligns with the Company's long-term strategy to enhance its contribution to the climate agendas and biodiversity. The initiative strengthens Suzano’s commitment to nature-based solutions and the preservation of priority biomes. In the fourth quarter of 2025, Suzano also disclosed its annual results in several of the main ESG indices and ratings, with the company receiving the following assessments: an ‘A’ score in Forests, ‘A-’ in Water, and ‘B’ in Climate from CDP, in addition to maintaining a ‘Low Risk’ profile in Sustainalytics’ rating. TOTAL OPERATIONAL EXPENDITURE - PULP As disclosed in the Material Fact notice of December 11th, 2025, the total operational expenditure forecast for 2027 is approximately R$1,983 per tonne. The indicator has been evolving according to plan, considering the exchange rate and monetary assumptions used. Said estimate refers to the currency in real terms of 2026. The Company also reports that the total operational expenditure for 2025 was R$2,062/t, consisting of cash cost of production (including downtimes) of R$853/t, sustaining capex of R$531/t and freight plus SG&A of R$678/t. CAPITAL MARKETS On December 31st, 2025, Suzano’s stock was quoted at R$51.45/share (SUZB3) and US$9.34/share (SUZ). The Company’s stock is listed on the Novo Mercado, the listing segment of the São Paulo Stock Exchange (B3 – Brasil, Bolsa e Balcão) with the highest corporate governance standards, and on the New York Stock Exchange (NYSE) - Level II. Stock Performance SUZB3 IBOV SUZ US INDU jan-25 feb-25 mar-25 abr-25 may-25 jul-25 aug-25 sep-25 oct-25 nov-25 — — — — — Source: Bloomberg. 4Q25 EARNINGS RELEASE Page 35 of 47 SUZB3 -17% IBOV 34% INDU 13% SUZ US -8%

4Q25 EARNINGS RELEASE


Liquidity - SUZB3
24,985
22,993
21,323
14,274
18,986
416
313
333
228
306
4Q24
1Q25
2Q25
3Q25
4Q25
Avg. Number of Trades (Daily)
Avg. Daily Volume (R$ million)

Source: Bloomberg.

As part of the 5th share buyback program announced ("August/2024 Program"), until the end of December 2025, the Company had traded 14,820,500 shares at an average cost of acquisition of R$54.33 each, representing R$805 million in market value, according to the monthly reports released by the Company under CVM Instruction 44. On February 10, 2026, the company announced its sixth share buyback program, the 'February/2026 Program', covering 40,000,000 shares, not yet executed and effective until August 10, 2027.

On December 31st, 2025, the Company's capital stock consisted of 1,264,117,615 common shares, of which 28,208,827 common shares were held in treasury. Suzano's market capitalization on the same date (ex-treasury shares) stood at R$63.6 billion. Free float in 4Q25 corresponded to 49% of the total capital.

Free Float distribution on 12/31/2025 (B3 + NYSE)


26%
74%
Foreign
Local
6%
94%
Individual Investors
Institutional Investors

Ownership structure on 12/31/2025


2%
49%
49%
Other Shareholders
Treasury
Controlling Shareholders

Page 36 of 47

4Q25 EARNINGS RELEASE

FIXED INCOME

	Unit	Dec/25	Sep/25	Dec/24	Δ Q-o-Q	Δ Y-o-Y
Suzano 2028 – Price	US$/k	94.72	94.58	89.49	0%	6%
Suzano 2028 – Yield	%	4.60	4.48	5.69	3%	-19%
Suzano 2029 – Price	US$/k	102.96	103.67	100.20	-1%	3%
Suzano 2029 – Yield	%	4.94	4.78	5.94	3%	-17%
Suzano 2030 – Price	US$/k	100.19	100.87	96.08	-1%	4%
Suzano 2030 – Yield	%	4.95	4.77	5.91	4%	-16%
Suzano 2031 – Price	US$/k	94.38	94.68	88.43	0%	7%
Suzano 2031 – Yield	%	5.03	4.90	6.07	3%	-17%
Suzano 2032 – Price	US$/k	89.43	89.65	83.01	0%	8%
Suzano 2032 - Yield	%	5.19	5.07	6.14	2%	-15%
Suzano 2036 - Preço	US$/k	99.15	100.06	—	0%	—
Suzano 2036 - Yield	%	5.61	5.49	—	0%	—
Suzano 2047 – Price	US$/k	109.71	111.64	104.72	-2%	5%
Suzano 2047 – Yield	%	6.17	6.03	6.59	2%	-6%
Treasury 10 years	%	4.17	4.15	4.57	0%	-9%

Note: Senior Notes issued with face value of 100 US$/k.

RATING

Agency	National Scale	Global Scale	Outlook
Fitch Ratings	AAA	BBB-	Positive
Standard & Poor's	br.AAA	BBB-	Positive
Moody's	Aaa	Baa3	Positive

Page 37 of 47

UPCOMING EVENTS Earnings Conference Call (4Q25) Date: February 11th, 2026 (Wednesday) Portuguese (simultaneous translation) English 10h00 (Brasília) 10:00 a.m. (Brasília) 08h00 (New York) 08:00 a.m. (New York) 13h00 (London) 01:00 p.m. (London) The conference call will be held in English and feature a presentation, with simultaneous webcast. The access links will be available on the Company’s Investor Relations website (https://ir.suzano.com.br). If you are unable to participate, the webcast link will be available for future consultation on the Investor Relations website of Suzano. IR CONTACTS Marcos Assumpção Camila Nogueira Roberto Costa Mariana Spinola André Azambuja Victor Valladares Gabriela Bonassi Tel.: +55 (11) 3503-9330 ri@suzano.com.br www.suzano.com.br/ri 4Q25 EARNINGS RELEASE Page 38 of 47

4Q25 EARNINGS RELEASE

APPENDICES

APPENDIX 1 – Operating Data

Revenue Breakdown (R$ '000)	4Q25	3Q25	Δ Q-o-Q	4Q24	Δ Y-o-Y	2025	2024	Δ Y-o-Y
Exports	**10,579,547**	**9,860,184**	**7%**	**11,522,651**	**-8%**	**40,865,891**	**37,829,438**	**8%**
Pulp	9,446,300	8,618,255	10%	10,610,274	-11%	36,029,157	35,298,204	2%
Paper	1,133,247	1,241,929	-9%	912,377	24%	4,836,734	2,531,234	91%
Domestic Market	**2,534,171**	**2,292,961**	**11%**	**2,654,347**	**-5%**	**9,249,788**	**9,573,844**	**-3%**
Pulp	420,343	431,738	-3%	585,348	-28%	1,786,984	2,295,258	-22%
Paper	2,113,828	1,861,223	14%	2,068,999	2%	7,462,804	7,278,586	3%
Total Net Revenue	**13,113,718**	**12,153,145**	**8%**	**14,176,998**	**-8%**	**50,115,679**	**47,403,282**	**6%**
Pulp	9,866,643	9,049,993	9%	11,195,622	-12%	37,816,141	37,593,461	1%
Paper	3,247,075	3,103,152	5%	2,981,376	9%	12,299,538	9,809,821	25%

Sales volume ('000)	4Q25	3Q25	Δ Q-o-Q	4Q24	Δ Y-o-Y	2025	2024	Δ Y-o-Y
Exports	**3,429,292**	**3,204,767**	**7%**	**3,251,298**	**5%**	**12,604,433**	**10,600,114**	**19%**
Pulp	3,251,563	3,017,102	8%	3,113,900	4%	11,893,627	10,167,658	17%
Paper	177,729	187,665	-5%	137,398	29%	710,806	432,456	64%
Paperboard	82,192	88,598	-7%	60,920	35%	350,490	87,218	—%
Printing & Writing	92,078	97,579	-6%	75,627	22%	353,971	340,318	4%
Other paper[1]	3,459	1,488	—%	851	—%	6,344	4,920	29%
Domestic Market	**450,711**	**396,505**	**14%**	**463,036**	**-3%**	**1,597,419**	**1,700,318**	**-6%**
Pulp	154,084	148,214	4%	169,992	-9%	596,613	696,972	-14%
Paper	296,627	248,291	19%	293,044	1%	1,000,806	1,003,346	0%
Paperboard	42,130	41,984	0%	42,524	-1%	155,474	153,412	1%
Printing & Writing	187,128	143,168	31%	186,763	0%	590,591	600,807	-2%
Other paper[1]	67,369	63,139	7%	63,757	6%	254,741	249,127	2%
Total Sales Volume	**3,880,003**	**3,601,272**	**8%**	**3,714,334**	**4%**	**14,201,852**	**12,300,432**	**15%**
Pulp	3,405,647	3,165,316	8%	3,283,892	4%	12,490,240	10,864,630	15%
Paper	474,356	435,956	9%	430,442	10%	1,711,612	1,435,802	19%
Paperboard	124,322	130,582	-5%	103,444	20%	505,964	240,630	—%
Printing & Writing	279,206	240,747	16%	262,390	6%	944,562	941,125	0%
Other paper[1]	70,828	64,627	10%	64,608	10%	261,085	254,047	3%

(1) Paper of other manufacturers sold by Suzano and tissue paper.

Average net price (R$/t)	4Q25	3Q25	Δ Q-o-Q	4Q24	Δ Y-o-Y	2025	2024	Δ Y-o-Y
Exports	**3,085**	**3,077**	**0%**	**3,544**	**-13%**	**3,242**	**3,569**	**-9%**
Pulp	2,905	2,856	2%	3,407	-15%	3,029	3,472	-13%
Paper	6,376	6,618	-4%	6,640	-4%	6,805	5,853	16%
Domestic Market	**5,623**	**5,783**	**-3%**	**5,732**	**-2%**	**5,790**	**5,631**	**3%**
Pulp	2,728	2,913	-6%	3,443	-21%	2,995	3,293	-9%
Paper	7,126	7,496	-5%	7,060	1%	7,457	7,254	3%
Total	**3,380**	**3,375**	**0%**	**3,817**	**-11%**	**3,529**	**3,854**	**-8%**
Pulp	2,897	2,859	1%	3,409	-15%	3,028	3,460	-12%
Paper	6,845	7,118	-4%	6,926	-1%	7,186	6,832	5%

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Average net price (US$/t)	4Q25	3Q25	Δ Q-o-Q	4Q24	Δ Y-o-Y	2025	2024	Δ Y-o-Y
Exports	**571**	**565**	**1%**	**607**	**-6%**	**580**	**662**	**-12%**
Pulp	538	524	3%	583	-8%	542	644	-16%
Paper	1,181	1,215	-3%	1,137	4%	1,218	1,086	12%
Domestic Market	**1,041**	**1,061**	**-2%**	**982**	**6%**	**1,037**	**1,045**	**-1%**
Pulp	505	535	-6%	590	-14%	536	611	-12%
Paper	1,320	1,376	-4%	1,209	9%	1,335	1,346	-1%
Total Net Revenue	**626**	**619**	**1%**	**654**	**-4%**	**632**	**715**	**-12%**
Pulp	536	525	2%	584	-8%	542	642	-16%
Paper	1,268	1,306	-3%	1,186	7%	1,287	1,268	1%

FX Rate R$/US$	4Q25	3Q25	Δ Q-o-Q	4Q24	Δ Y-o-Y	2025	2024	Δ Y-o-Y
Closing	5.50	5.32	3%	6.19	-11%	5.50	6.19	-11%
Average	5.40	5.45	-1%	5.84	-8%	5.59	5.39	4%

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4Q25 EARNINGS RELEASE

APPENDIX 2 – Consolidated Income Statement and Goodwill Amortization

Income Statement (R$ '000)	4Q25	3Q25	Δ Q-o-Q	4Q24	Δ Y-o-Y	2025	2024	Δ Y-o-Y
Net Revenue	**13,113,718**	**12,153,145**	**8%**	**14,176,998**	**-8%**	**50,115,679**	**47,403,282**	**6%**
Cost of Goods Sold	(9,098,452)	(8,453,761)	8%	(8,760,717)	4%	(33,889,504)	(27,401,527)	24%
Gross Debt	**4,015,266**	**3,699,384**	**9%**	**5,416,281**	**-26%**	**16,226,175**	**20,001,755**	**-19%**
Gross Margin	*31%*	*30%*	*0.2 p.p.*	*38%*	*-8 p.p.*	*32%*	*42%*	*-10 p.p.*
Operating Expense/Income	**(469,971)**	**(1,729,849)**	**-73%**	**(1,000,460)**	**-53%**	**(5,577,166)**	**(4,310,663)**	**29%**
Selling Expenses	(869,647)	(849,961)	2%	(856,759)	2%	(3,312,740)	(2,938,547)	13%
General and Administrative Expenses	(804,184)	(664,953)	21%	(990,245)	-19%	(2,790,154)	(2,619,844)	7%
Other Operating Income (Expenses)	1,344,722	(135,667)	—	845,547	59%	934,940	1,261,573	-26
Equity Equivalence	(140,862)	(79,268)	78	997	—	(409,212)	(13,845)	—
EBIT	**3,545,295**	**1,969,535**	**80%**	**4,415,821**	**-20%**	**10,649,009**	**15,691,092**	**-32%**
Depreciation, Amortization & Depletion	3,071,041	2,889,531	6%	2,809,949	9%	11,297,258	9,223,995	22%
EBITDA	**6,616,336**	**4,859,066**	**36%**	**7,225,770**	**-8%**	**21,946,267**	**24,915,087**	**-12%**
EBITDA Margin	*50%*	*40%*	*10 p.p.*	*51%*	*-1 p.p.*	*44%*	*53%*	*-9 p.p.*
Adjusted EBITDA[1]	**5,582,832**	**5,200,296**	**7%**	**6,480,919**	**-14%**	**21,736,320**	**23,849,200**	**-9%**
Adjusted EBITDA Margin[1]	*43%*	*43%*	*— p.p.*	*46%*	*-3 p.p.*	*43%*	*50%*	*-7 p.p.*
Net Financial Result	**(3,410,794)**	**1,051,781**	**—**	**(15,556,184)**	**-78%**	**9,762,165**	**(28,802,145)**	**—**
Financial Expenses	482,419	462,095	4%	435,391	11%	1,766,626	1,737,434	2%
Financial Revenues	(1,813,816)	(1,823,415)	-1%	(1,691,603)	7%	(6,883,755)	(5,541,903)	24%
Exchange Rate Variation	(102,938)	1,079,117	—	(5,370,257)	-98%	7,328,684	(9,112,683)	—
Net Proceeds Generated by Derivatives	(1,976,459)	1,333,984	—	(8,929,715)	-78%	7,550,610	(15,884,993)	—
Earnings Before Taxes	**134,501**	**3,021,316**	**-96%**	**(11,140,363)**	**—**	**20,411,174**	**(13,111,053)**	**—**
Income and Social Contribution Taxes	**(18,332)**	**(1,059,929)**	**-98%**	**4,403,791**	**—**	**(6,973,487)**	**6,066,347**	**—**
Net Income (Loss)	**116,169**	**1,961,387**	**-94%**	**(6,736,572)**	**—**	**13,437,687**	**(7,044,706)**	**—**
Net Margin	*1%*	*16%*	*-15 p.p.*	*-48%*	*48 p.p.*	*27%*	*-15%*	*42 p.p.*

(1) Excluding non-recurring items and PPA effects.

Goodwill amortization - PPA (R$ '000)	4Q25	3Q25	Δ Q-o-Q	4Q24	Δ Y-o-Y
COGS	(117,461)	(119,676)	-2%	(114,953)	2%
Selling Expenses	(210,279)	(210,282)	0%	(206,637)	2%
General and administrative expenses	(1,215)	(1,215)	0%	(7,978)	-85%
Other operational revenues (expenses)	13,092	7,785	68%	12,365	6%

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APPENDIX 3 – Consolidated Balance Sheet

Assets (R$ '000)	12/31/2025	09/30/2025	12/31/2024
Current Assets			
Cash and cash equivalents	15,179,753	15,838,866	9,018,818
Financial investments	9,932,774	7,734,686	12,971,547
Trade accounts receivable	6,560,607	6,129,481	9,132,860
Inventories	8,155,847	8,955,941	7,962,324
Recoverable taxes	887,085	962,181	929,001
Recoverable income taxes	659,202	525,979	180,618
Derivative financial instruments	1,556,978	1,363,240	1,006,427
Advance to suppliers	76,818	87,696	92,133
Other assets	858,005	977,159	889,232
Total Current Assets	**43,867,069**	**42,575,229**	**42,182,960**
Non-Current Assets			
Financial investments	319,680	317,098	391,964
Recoverable taxes	945,699	965,156	1,179,125
Deferred taxes	1,504,014	1,479,244	7,984,015
Derivative financial instruments	8,014,683	6,753,164	2,880,673
Advance to suppliers	2,788,262	2,682,250	2,503,537
Judicial deposits	418,301	576,227	487,993
Other assets	187,102	191,775	156,880
Biological assets	26,097,164	24,445,461	22,283,001
Investments	1,194,877	1,422,565	1,816,923
Property, plant and equipment	64,296,187	64,459,518	64,986,040
Right of use on lease agreements	5,331,789	5,341,832	5,180,691
Intangible	12,970,692	13,207,399	13,902,303
Total Non-Current Assets	**124,068,450**	**121,841,689**	**123,753,145**
Total Assets	**167,935,519**	**164,416,918**	**165,936,105**

Liabilities and Equity (R$ '000)	12/31/2025	09/30/2025	12/31/2024
Current Liabilities			
Trade accounts payable	5,141,386	5,428,821	6,033,285
Loans, financing and debentures	3,004,905	3,790,079	10,501,387
Accounts payable for lease operations	857,810	846,668	872,228
Derivative financial instruments	1,205,029	1,188,743	2,760,273
Taxes payable	240,010	184,302	245,353
Income taxes payable	218,238	239,249	118,362
Payroll and charges	1,132,713	1,062,163	1,232,971
Liabilities for assets acquisitions and subsidiaries	17,719	18,588	21,166
Dividends and interest on own capital payable	1,393,121	1,992	2,200,917
Advance from customers	132,408	168,785	145,200
Other liabilities	429,532	391,191	346,796
Total Current Liabilities	**13,772,871**	**13,320,581**	**24,477,938**
Non-Current Liabilities			
Loans, financing and debentures	91,796,352	89,172,126	90,934,144
Accounts payable for lease operations	6,072,080	5,999,074	6,100,687
Derivative financial instruments	8,136,320	6,434,548	7,694,547
Liabilities for assets acquisitions and subsidiaries	77,121	78,213	99,324
Provision for judicial liabilities	2,801,738	2,818,263	2,926,750
Actuarial liabilities	741,143	742,593	721,560
Deferred taxes	—	—	12,596
Share-based compensation plans	332,322	368,732	361,974
Provision for loss on investments in subsidiaries	—	5,188	—
Advance from customers	74,715	74,715	74,715
Other liabilities	178,684	144,460	116,295
Total Non-Current Liabilities	**110,210,475**	**105,837,912**	**109,042,592**
Total Liabilities	**123,983,346**	**119,158,493**	**133,520,530**
Shareholders' Equity			
Share capital	24,235,546	19,235,546	19,235,546
Capital reserves	80,742	69,181	60,226
Treasury shares	(1,511,146)	(1,511,146)	(1,339,197)
Retained earnings reserves	20,118,234	12,978,898	12,978,898
Other reserves	888,669	944,961	1,348,796
Retained earnings	—	13,400,962	—
Controlling shareholders'	**43,812,045**	**45,118,402**	**32,284,269**
Non-controlling interest	140,128	140,023	131,306
Total Equity	**43,952,173**	**45,258,425**	**32,415,575**
Total Liabilities and Equity	**167,935,519**	**164,416,918**	**165,936,105**

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4Q25 EARNINGS RELEASE

APPENDIX 4 – Consolidated Statement of Cash Flow

Cash Flow (R$ '000)	4Q25	4Q24	2025	2024
OPERATING ACTIVITIES				
Net income (loss) for the period	**116,169**	**(6,736,572)**	**13,437,687**	**(7,044,706)**
Depreciation, depletion and amortization	2,964,974	2,715,071	10,913,290	8,874,931
Depreciation of right of use	106,067	94,878	383,968	349,064
Interest expense on lease liabilities	120,559	115,925	467,879	451,148
Result from the sale and write-off of non-current assets	203,039	30,340	475,267	163,033
Income (expense) from associates and joint ventures	140,862	(997)	409,212	13,845
Exchange rate and monetary variations, net	1,976,459	8,929,715	(7,550,610)	15,884,993
Interest expenses on financing, loans and debentures	1,553,963	1,470,404	5,953,778	5,413,707
Capitalized loan costs	(69,322)	(76,567)	(274,731)	(959,968)
Accrual of interest on marketable securities	(259,937)	(295,228)	(1,029,877)	(1,254,424)
Amortization of transaction costs, premium and discounts	26,010	22,383	101,926	80,099
Derivative (gains) loss, net	102,938	5,370,257	(7,328,684)	9,112,683
Fair value adjustment of biological assets	(1,589,706)	(892,527)	(1,516,458)	(1,431,530)
Deferred income tax and social contribution	(27,605)	(4,728,751)	6,455,108	(7,431,946)
Interest on actuarial liabilities	19,821	18,962	79,287	75,850
Provision (reversal) for judicial liabilities, net	(8,134)	44,166	(49,754)	138,318
Provision (reversal) for doubtful accounts, net	15,915	3,460	119,417	2,585
Provision for inventory losses, net	117,604	57,557	141,635	77,353
Provision for loss of ICMS credits, net	41,483	82,918	193,152	130,727
Premium expenses on early settlements	21,034	—	110,060	—
Other	26,989	52,275	92,622	69,535
Decrease (increase) in assets	**533,724**	**(679,788)**	**1,216,539**	**(1,761,659)**
Trade accounts receivable	(290,026)	(1,041,445)	1,586,613	(808,785)
Inventories	514,580	173,477	(216,357)	(863,648)
Recoverable taxes	(79,154)	165,895	(413,422)	(95,411)
Other assets	388,324	22,285	259,705	6,185
Increase (decrease) in liabilities	**58,054**	**1,242,425**	**80,457**	**2,798,112**
Trade accounts payable	(94,792)	1,081,803	6,630	2,164,832
Taxes payable	97,072	(132,453)	384,227	296,169
Payroll and charges	73,047	238,378	(91,499)	364,817
Other liabilities	(17,273)	54,697	(218,901)	(27,706)
Cash generated from operations	**6,190,960**	**6,840,306**	**22,881,170**	**23,751,750**
Payment of interest on financing, loans and debentures	(1,064,675)	(844,088)	(5,817,907)	(5,241,389)
Capitalized loan costs paid	69,322	76,567	274,731	959,968
Prêmio sobre liquidações antecipadas	(21,034)	—	(110,060)	—
Interest received on marketable securities	244,648	232,446	1,213,789	1,500,437
Payment of income tax and social contribution	(59,568)	(102,357)	(289,548)	(366,339)
Cash provided by operating activities	**5,359,653**	**6,202,874**	**18,152,175**	**20,604,427**
INVESTING ACTIVITIES				
Additions to property, plant and equipment	(1,154,256)	(2,014,333)	(4,578,826)	(9,190,589)
Additions to intangible	(22,918)	(19,277)	(82,492)	(162,042)
Additions to biological assets	(1,631,733)	(1,822,887)	(7,913,483)	(7,180,450)
Proceeds from sales of property, plant and equipment and biological assets	8,493	55,055	122,729	167,983
Capital increase in affiliates	—	(4,017)	(21,979)	(41,281)
Marketable securities, net	(2,152,025)	(1,514,192)	2,941,921	205,954
Advances for acquisition (receipt) of wood from operations with development and partnerships	(75,371)	(13,511)	(300,040)	(294,952)
Aquisição de outros investimentos	—	—	(9,392)	(1,440,503)
Aquisição de ativos	—	(452,153)	—	(2,595,974)
Dividends received	—	—	8,835	—
Caixa líquido de aquisição de controladas	—	—	—	19,113
Cash used in investing activities	**(5,027,810)**	**(5,785,315)**	**(9,832,727)**	**(20,512,741)**
FINANCING ACTIVITIES				
Proceeds from loans, financing and debentures	1,547,204	3,579,754	23,871,760	15,692,905
Proceeds (payment) of derivative transactions	159,866	(198,308)	530,655	(550,581)
Payment of loans, financing and debentures	(2,753,312)	(279,463)	(22,353,325)	(9,410,807)
Payment of leases	(388,065)	(379,193)	(1,447,973)	(1,325,398)
Payment of interest on own capital and dividends	—	(306,333)	(2,208,158)	(1,624,653)
Pagamento de aquisição de ativos e controladas	—	—	(20,668)	(58,467)
Shares repurchased	—	—	(191,918)	(2,806,764)
Cash provided (used) by financing activities	**(1,434,307)**	**2,416,457**	**(1,819,627)**	**(83,765)**
Increase (decrease) in cash and cash equivalents, net	**(1,102,464)**	**2,834,016**	**6,499,821**	**7,921**
At the beginning of the period	15,838,866	5,818,031	9,018,818	8,345,871
Exchange variation on cash and cash equivalents	**443,351**	**366,771**	**(338,886)**	**665,026**
At the end of the period	15,179,753	9,018,818	15,179,753	9,018,818
Acréscimo (decréscimo) líquido no caixa e equivalentes de caixa	**(1,102,464)**	**2,834,016**	**6,499,821**	**7,921**

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4Q25 EARNINGS RELEASE

APPENDIX 5 – EBITDA

(R$ '000, except where otherwise indicated)	4Q25	4Q24	2025	2024
Net income	116,169	(6,736,572)	13,437,687	(7,044,706)
Net Financial Result	3,410,794	15,556,184	(9,762,165)	28,802,145
Income and Social Contribution Taxes	18,332	(4,403,791)	6,973,487	(6,066,347)
EBIT	**3,545,295**	**4,415,821**	**10,649,009**	**15,691,092**
Depreciation, Amortization and Depletion	3,071,041	2,809,949	11,297,258	9,223,995
EBITDA[1]	**6,616,336**	**7,225,770**	**21,946,267**	**24,915,087**
EBITDA Margin	*50%*	*51%*	*44%*	*53%*
Fair Value Update - Biological Asset	(1,589,706)	(892,527)	(1,516,458)	(1,431,530)
Write-off of stacked wood inventory	61,850	11,930	78,203	11,930
Tax credits - Exclusion of ICMS in the PIS and COFINS calculation base	–	–	–	(265)
Donations for catastrophes and pandemics	–	139	–	414
Equity method	140,862	(997)	409,212	13,845
Extinction of packaging business line	(61)	(15)	45	1,205
Penalties for termination with contracts	8,253	–	8,253	–
Expenses on Asset Acquisition and Business Combinations	41,003	11,993	82,426	34,069
Effective loss of the development contract advance program	92	4,435	273	4,435
Restructuring Expenses	59,680	–	59,680	–
Impairment of subsidiaries	–	–	88,871	–
Provision for loss of ICMS credits, net	41,483	82,919	193,152	130,726
Income from disposal and write-off of non-current assets	203,040	37,272	386,396	169,284
Adjusted EBITDA	**5,582,832**	**6,480,919**	**21,736,320**	**23,849,200**
Adjusted EBITDA Margin	*43%*	*46%*	*43%*	*50%*

(1) The Company's EBITDA is calculated in accordance with CVM Instruction 527 of October 4, 2012.

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4Q25 EARNINGS RELEASE

APPENDIX 6 – Segmented Income Statement

Segmented Financial Statement (R$ '000)	4Q25				4Q24			
	Pulp	Paper	Non Segmented	Total Consolidated	Pulp	Paper	Non Segmented	Total Consolidated
Net Revenue	**9,866,643**	**3,247,075**	**-**	**13,113,718**	**11,195,623**	**2,981,375**	**-**	**14,176,998**
Cost of Goods Sold	(6,785,554)	(2,312,898)	-	(9,098,452)	(6,836,873)	(1,923,844)	-	(8,760,717)
Gross Profit	**3,081,089**	**934,177**	**-**	**4,015,266**	**4,358,750**	**1,057,531**	**-**	**5,416,281**
Gross Margin	*31%*	*29%*	-	*31%*	*39%*	*35%*	-	*38%*
Operating Expense/Income	**116**	**(470,087)**	**-**	**(469,971)**	**(509,026)**	**(491,434)**	**-**	**(1,000,460)**
Selling Expenses	(547,583)	(322,064)	-	(869,647)	(554,266)	(302,493)	-	(856,759)
General and Administrative Expenses	(547,953)	(256,231)	-	(804,184)	(678,631)	(311,614)	-	(990,245)
Other Operating Income (Expenses)	1,239,334	105,388	-	1,344,722	732,168	113,379	-	845,547
Equity Equivalence	(143,682)	2,820	-	(140,862)	(8,297)	9,294	-	997
EBIT	**3,081,205**	**464,090**	**-**	**3,545,295**	**3,849,724**	**566,097**	**-**	**4,415,821**
Depreciation, Amortization & Depletion	2,720,755	350,286	-	3,071,041	2,497,196	312,753	-	2,809,949
EBITDA	**5,801,960**	**814,376**	**-**	**6,616,336**	**6,346,920**	**878,850**	**-**	**7,225,770**
EBITDA Margin	*59%*	*25%*	-	*50%*	*57%*	*29%*	-	*51%*
Adjusted EBITDA[1]	**4,797,877**	**784,955**	**-**	**5,582,832**	**5,729,507**	**751,412**	**-**	**6,480,919**
Adjusted EBITDA Margin[1]	*49%*	*24%*	-	*43%*	*51%*	*25%*	-	*46%*
Net Financial Result	**-**	**-**	**(3,410,794)**	**(3,410,794)**	**-**	**-**	**(15,556,184)**	**(15,556,184)**
Earnings Before Taxes	**3,081,205**	**464,090**	**(3,410,794)**	**134,501**	**3,849,724**	**566,097**	**(15,556,184)**	**(11,140,363)**
Income and Social Contribution Taxes	-	-	(18,332)	(18,332)	-	-	4,403,791	4,403,791
Net Income (Loss)	**3,081,205**	**464,090**	**(3,429,126)**	**116,169**	**3,849,724**	**566,097**	**(11,152,393)**	**(6,736,572)**
Net Margin	*31%*	*14%*	-	*1%*	*34%*	*19%*	-	*-48%*

(1) Excluding non-recurring items and PPA effects.

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4Q25 EARNINGS RELEASE

Segmented Financial Statement (R$ '000)	2025				2024			
	Pulp	Paper	Non Segmented	Total Consolidated	Pulp	Paper	Non Segmented	Total Consolidated
Net Revenue	**37,816,141**	**12,299,538**	**-**	**50,115,679**	**37,593,462**	**9,809,820**	**-**	**47,403,282**
Cost of Goods Sold	(25,321,167)	(8,568,337)	-	(33,889,504)	(21,261,705)	(6,139,822)	-	(27,401,527)
Gross Profit	**12,494,974**	**3,731,201**	**-**	**16,226,175**	**16,331,757**	**3,669,998**	**-**	**20,001,755**
Gross Margin	*33%*	*30%*	-	*32%*	*43%*	*37%*	-	*42%*
Operating Expense/Income	**(3,587,233)**	**(1,989,933)**	**-**	**(5,577,166)**	**(2,815,877)**	**(1,494,786)**	**-**	**(4,310,663)**
Selling Expenses	(2,090,944)	(1,221,796)	-	(3,312,740)	(1,946,573)	(991,974)	-	(2,938,547)
General and Administrative Expenses	(1,860,688)	(929,466)	-	(2,790,154)	(1,861,148)	(758,696)	-	(2,619,844)
Other Operating Income (Expenses)	789,839	145,101	-	934,940	1,042,887	218,686	-	1,261,573
Equity Equivalence	(425,440)	16,228	-	(409,212)	(51,043)	37,198	-	(13,845)
EBIT	**8,907,741**	**1,741,268**	**-**	**10,649,009**	**13,515,880**	**2,175,212**	**-**	**15,691,092**
Depreciation, Amortization & Depletion	10,105,220	1,192,038	-	11,297,258	8,137,857	1,086,138	-	9,223,995
EBITDA	**19,012,959**	**2,933,308**	**-**	**21,946,267**	**21,653,735**	**3,261,352**	**-**	**24,915,087**
EBITDA Margin	*50%*	*24%*	-	*44%*	*58%*	*33%*	-	*53%*
Adjusted EBITDA[1]	**18,891,646**	**2,844,674**	**-**	**21,736,320**	**20,866,160**	**2,983,040**	**-**	**23,849,200**
Adjusted EBITDA Margin[1]	*50%*	*23%*	-	*43%*	*56%*	*30%*	-	*50%*
Net Financial Result	**-**	**-**	**9,762,165**	**9,762,165**	**-**	**-**	**(28,802,145)**	**(28,802,145)**
Earnings Before Taxes	**8,907,741**	**1,741,268**	**9,762,165**	**20,411,174**	**13,515,880**	**2,175,212**	**(28,802,145)**	**(13,111,053)**
Income and Social Contribution Taxes	-	-	(6,973,487)	(6,973,487)	-	-	6,066,347	6,066,347
Net Income (Loss)	**8,907,741**	**1,741,268**	**2,788,678**	**13,437,687**	**13,515,880**	**2,175,212**	**(22,735,798)**	**(7,044,706)**
Net Margin	*24%*	*14%*	-	*27%*	*36%*	*22%*	-	*-15%*

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Forward-Looking Statements This release may contain forward-looking statements. Such statements are subject to known and unknown risks and uncertainties due to which such expectations may not happen at all or may substantially differ from what was expected. These risks include, among others, changes in future demand for the Company’s products, changes in factors affecting domestic and international product prices, changes in the cost structure, changes in the seasonal patterns of markets, changes in prices charged by competitors, foreign exchange variations, changes in the political or economic situation of Brazil, as well as emerging and international markets. The forward-looking statements were not reviewed by our independent auditors. 4Q25 EARNINGS RELEASE Page 47 of 47